    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           -------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                             RAINFOREST CAFE, INC.
             (Exact Name of Registrant as specified in its Charter)

             MINNESOTA                                 5812                                41-1779527
  (State or Other Jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
           Incorporation)                  Classification Code Number)               Identification Number)

                           -------------------------

                             720 SOUTH FIFTH STREET
                            HOPKINS, MINNESOTA 55343
                                 (612) 945-5400
         (Address and Telephone Number of Principal Executive Offices)

                            MARTIN O'DOWD, PRESIDENT
                             RAINFOREST CAFE, INC.
                             720 SOUTH FIFTH STREET
                            HOPKINS, MINNESOTA 55343
                                 (612) 945-5400
           (Name, Address, and Telephone Number of Agent For Service)

                                   Copies to:

                  NEIL I. SELL, ESQ.                                     EDWARD S. ROSENTHAL, ESQ.
                DOUGLAS T. HOLOD, ESQ.                           Fried, Frank, Harris, Shriver & Jacobson
            Maslon Edelman Borman & Brand,                         725 South Figueroa Street, 38th Floor
     A Professional Limited Liability Partnership                       Los Angeles, CA 90017-5438
                  3300 Norwest Center
                 Minneapolis, MN 55402

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: / /.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering / /.

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           -------------------------
                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------
                                                                          PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF                             AMOUNT TO BE        AGGREGATE OFFERING          AMOUNT OF
  SECURITIES TO BE REGISTERED                         REGISTERED             PRICE(1)(2)         REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------------------
Common Stock, no par value......................    2,875,000 shares         $76,546,875            $26,395.47
- ---------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Pursuant to Rule 457(c) on the basis of the average of the high and low sales price per share of such common stock on the Nasdaq National Market on August 23, 1996.
                           -------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 27, 1996

                                2,500,000 SHARES

                                [RAINFOREST LOGO]
                                  COMMON STOCK

     Of the 2,500,000 shares of Common Stock offered hereby, 2,300,000 are being sold by Rainforest Cafe, Inc. (the "Company") and 200,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RAIN." On August 26, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $26 1/2 per share. See "Price Range of Common Stock."

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------
                                                                             Proceeds to
                                Price        Underwriting    Proceeds to       Selling
                              to Public      Discount(1)      Company(2)     Shareholders
- -------------------------------------------------------------------------------------------
Per Share..................        $              $               $               $
Total(3)...................        $              $               $               $
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $400,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total $           , the Underwriting Discount will
    total $           and the Proceeds to Company will total $           . See
    "Underwriting."

     The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of
Montgomery Securities on or about                       , 1996.
                            ------------------------

MONTGOMERY SECURITIES

     DAIN BOSWORTH
              INCORPORATED

          DONALDSON, LUFKIN & JENRETTE
                           SECURITIES CORPORATION

                 LADENBURG, THALMANN & CO. INC.

                                         , 1996

                                    [PHOTOS]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. All information in this Prospectus reflects the Company's three-for-two stock split effective July 1, 1996. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company owns and operates four large, high volume, themed restaurant/retail facilities under the name "Rainforest Cafe -- A Wild Place to Shop and Eat" (a "Rainforest Cafe" or "Unit"). The Company's Units are designed to provide a visually and audibly stimulating and entertaining rainforest environment that appeals to a broad range of customers of all ages. Each Rainforest Cafe consists of a dining area (the "Restaurant") and a retail area (the "Retail Village"). The Restaurant provides an attractive value to customers by offering a full menu of high quality food and beverage items, generous portions and excellent service in a unique and exciting environment. The Retail Village features apparel and gifts with the Rainforest Cafe logo and eight proprietary animal characters, and other items reflecting the rainforest theme.

     The Company currently operates Rainforest Cafes at the Mall of America in Bloomington, Minnesota, a suburb of Minneapolis, at the Woodfield Mall in Schaumburg, Illinois and Gurnee Mills in Gurnee, Illinois, both suburbs of Chicago, and at Walt Disney World Marketplace near Orlando, Florida. The Company is developing two additional Rainforest Cafes in 1996, at Tysons Corner Center I in McLean, Virginia, a suburb of Washington, D.C., and at Sawgrass Mills in Fort Lauderdale, Florida, both scheduled to open in the fourth quarter of 1996. The Company plans to open seven additional Rainforest Cafes during 1997. The Trump Taj Mahal Casino and Hotel Unit in Atlantic City, New Jersey and the Palisades Center Unit in West Nyack, New York are scheduled to open during the second quarter of 1997. The Company plans to open Units at Stratosphere in Las Vegas, Nevada, South Coast Plaza in Costa Mesa, California and The Source in Westbury, Long Island, New York in the third quarter of 1997. Units located at the MGM Grand Hotel and Casino in Las Vegas, Nevada and at Grapevine Mills near Dallas, Texas are scheduled to open during the fourth quarter of 1997. The Company plans to open six Units in 1998, including Units at Disney's Animal Kingdom near Orlando, Florida and at the Aventura Mall in Miami, Florida, both scheduled to open in the second quarter of 1998, and at Cherry Creek Mall in Denver, Colorado, which is scheduled to open during the third quarter of 1998. The Company has signed leases for all these Units, with the exception of the MGM Grand Hotel and Casino and the Aventura Mall Units, with respect to which the Company is negotiating leases.

     The Company is currently negotiating an exclusive license agreement with Empresas de Comunicacion y Entretenimiento ("ECE"), the owner and operator of eight Hard Rock Cafes, five Planet Hollywoods and an Official All-Star Cafe in Mexico, under which ECE will develop seven Rainforest Cafes in Mexico over a ten year period. Pursuant to this agreement, the Company will receive a non-refundable development fee at the time of execution of the agreement, per Unit development fees, and license fees based on a percentage of gross sales. The Company anticipates that the first Rainforest Cafe to be opened under the ECE license agreement will be in Cancun in the second quarter of 1997. The Company is also negotiating an exclusive license agreement with Glendola Leisure Limited ("Glendola"), a wholly owned subsidiary of the Foundation Group, a London-based hotel and restaurant operator, under which Glendola will develop five Rainforest Cafes in the United Kingdom and Ireland over a ten year period. Pursuant to this agreement, the Company will have the option to purchase up to 20% of the equity interest in any Unit developed by Glendola, will receive per Unit development fees, and will receive license fees based on a percentage of gross sales. The Company anticipates that the first Rainforest Cafe to be opened under this joint venture will be in London during the third quarter of 1997.

     The Company's rainforest theme is promoted by a simulated rainforest environment throughout the Unit. Each Rainforest Cafe features a visually and audibly exciting environment that includes a variety of live tropical birds, exotic fish in large, custom-designed aquariums, animated artificial animals and several sculpted banyan trees that create a canopy of foliage over diners and shoppers. The dynamic rainforest atmosphere is further enhanced by simulated thunder and lightning storms, tropical rain showers, waterfalls, mists that emanate from extensive rock formations, and specially-developed aromatic scents. This entertaining rainforest environment makes each Rainforest Cafe "A Wild Place to Shop and Eat."

     The Restaurant features an assortment of theme-titled, casual menu items including appetizers, salads, pastas, pizzas, sandwiches, burgers and full entree platters all served in generous portions. Lunch and dinner entrees range in price from $7.95 to $15.95, with an average check per person of approximately $11.80 for the twenty-six week period ended June 30, 1996. Each Rainforest Cafe also features a "Mushroom Bar," which, in addition to being a full bar, offers tropical blends of fruit and vegetable juices, and coffees. Alcoholic beverages are primarily served to complement meals and account for approximately 10% of total Restaurant sales. Management believes that its high quality food and customer service, combined with its exciting and entertaining rainforest theme concept, have resulted in a high level of repeat business. In order to enter the Restaurant, all customers must pass through the Unit's Retail Village. The Retail Village offers over 4,000 stock keeping units ("SKUs") and includes apparel and gifts with the Rainforest Cafe logo and other items reflecting the rainforest theme such as toys and educational games. The Company has also developed eight proprietary animal characters ("Animal Characters"), each with a distinct personality, as an additional method of merchandising its retail products. The Animal Characters appear on clothing and gift items. By offering items featuring the Rainforest Cafe logo or an Animal Character, the Company believes it is building "brand equity" in the Rainforest Cafe name that will allow it to attract more customers and to enhance its competitive retail position. For the twenty-six week period ended June 30, 1996, the Restaurants and the Retail Villages in the Company's three operating Units accounted for approximately 80% and 20% of the Units' total revenues, respectively.

     For the twenty-six week period ended June 30, 1996, the Mall of America Unit generated revenues of $5.2 million, operating income of $1.0 million, or 20.1% of revenues, and cash flow of $1.3 million, or 24.3% of revenues. Cash flow represents the Unit's operating income before depreciation and amortization. This 14,900 square foot Unit was developed at a cost of approximately $3.9 million, including costs related to the expansion of its Restaurant and net of landlord contributions. For this same period, the Woodfield Mall Unit generated revenues of $6.7 million, operating income of $1.2 million or 18.5% of revenues (before amortization of pre-opening costs), and cash flow of $1.6 million, or 23.8% of revenues. This 23,000 square foot Unit was developed at a cost of approximately $5.9 million, net of landlord contributions. Additionally, the Company incurred approximately $630,000 in pre-opening costs and purchased approximately $320,000 of inventory in connection with the Woodfield opening. The Gurnee Mills Unit opened June 2, 1996 and had revenues for the remainder of the second quarter of $918,000, which may not be indicative of future results. This 20,000 square foot Unit was developed at a cost of approximately $4.0 million, net of landlord contributions. Additionally, the Company incurred approximately $550,000 in pre-opening costs and purchased approximately $300,000 of inventory in connection with the Gurnee Mills opening. The Walt Disney World Marketplace Unit opened July 25, 1996 and had revenues for the four weeks ended August 25, 1996 of $2.2 million, which may not be indicative of future results. This 30,000 square foot Unit was developed at an estimated cost of approximately $11.5 million, net of landlord contributions. Additionally, the Company estimates that it incurred approximately $1.1 million in pre-opening costs and purchased approximately $500,000 of inventory in connection with the Disney opening. The Company expects that most of its future Units will be between 18,000 to 23,000 square feet and cost between $4.0 and $6.0 million, net of anticipated landlord contributions. The Company expects that pre-opening and inventory costs at its future locations will be approximately $600,000 and $400,000, respectively. The Company also expects to open selected Units, such as its planned Units at the Trump Taj Mahal Casino and Hotel, the MGM Grand Hotel and Casino and Disney's Animal Kingdom, which may cost significantly more.

     The Company was incorporated in 1994 under the laws of the State of Minnesota. Its executive offices are located at 720 South Fifth Street, Hopkins, Minnesota 55343, and its telephone number is (612) 945-5400.

                                  THE OFFERING

Common Stock offered by the Company..............  2,300,000 shares
Common Stock offered by the Selling                200,000 shares
  Shareholders...................................
Common Stock to be outstanding after the           16,237,555 shares(1)
  offering.......................................
Use of proceeds..................................  To finance the development and opening of additional Rainforest Cafes, and to
                                                   provide working capital. See "Use of
                                                   Proceeds."
Nasdaq National Market Symbol....................  RAIN

- -------------------------
(1) Does not include: (i) 1,500,000 shares reserved for issuance under the Company's 1995 Stock Option and Compensation Plan, of which options to purchase 1,036,244 shares are outstanding; (ii) options to purchase 275,001 shares of Common Stock issued to an officer employee and non-officer employee of the Company; (iii) 137,500 shares reserved for issuance upon exercise of Directors' Stock Options (as defined herein); and (iv) 225,000 shares reserved for issuance under the Company's 1996 Employee Stock Purchase Plan, none of which shares have been issued.

                       SUMMARY OF SELECTED FINANCIAL DATA

                                                                                           TWENTY-SIX
                                                  FEBRUARY 3, 1994                         WEEKS ENDED
                                                (INCEPTION) THROUGH     YEAR ENDED     -------------------
                                                     JANUARY 1,        DECEMBER 31,    JULY 2,    JUNE 30,
                                                        1995               1995         1995        1996
                                                --------------------   ------------    -------    --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:(1)
Revenues:
  Restaurant sales..............................       $  1,337           $9,979       $ 3,312    $ 10,312
  Retail sales..................................            729            3,472         1,182       2,502
                                                      --------           -------       --------   --------
     Total revenues.............................          2,066           13,451         4,494      12,814
Restaurant and retail operating income..........            (19)           2,166           616       2,176
Income (loss) before income taxes and
  extraordinary item............................         (1,628)           1,169             2       2,131
Income (loss) before extraordinary item.........         (1,628)           1,169             2       1,381
Extraordinary item(2)...........................             --            1,053         1,053          --
                                                      --------           -------       --------   --------
Net income (loss)...............................       $ (1,628)          $  116       $(1,051)   $  1,381
Net income (loss) per common share before
  extraordinary item............................       $  (0.46)          $ 0.16       $  0.00    $   0.10
Net income (loss) per common share..............       $  (0.46)          $ 0.02       $ (0.14)   $   0.10
Weighted average shares outstanding.............          3,543            7,312         7,630      14,027

                                                                            JUNE 30, 1996
                                                                     ----------------------------
                                                                      ACTUAL       AS ADJUSTED(3)
                                                                     --------      --------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...................................................   $ 74,187         $131,690
Total assets......................................................    114,986          172,489
Total liabilities.................................................     11,784           11,784
Shareholders' equity..............................................    103,202          160,705

- -------------------------
(1) The Mall of America Unit began operations on October 3, 1994. Prior thereto, the Company had no operating Units or revenues. The Mall of America Unit was the only operating Unit until October 20, 1995, when the Woodfield Mall Unit began operations. The Company's third Unit opened at Gurnee Mills on June 2, 1996. The Company's fourth Unit opened at Walt Disney World Marketplace on July 25, 1996.

(2) On April 7, 1995, the holders of $1,222,500 of promissory notes converted such notes into shares of Common Stock at a conversion price of $2.67 per share. The Company recorded the conversion as an extinguishment of debt which resulted in an extraordinary charge to earnings of $1,053,128, or $0.14 per share, at the date of conversion.

(3) As adjusted to give effect to the sale by the Company of 2,300,000 shares of Common Stock at an assumed public offering price of $26.50 per share and the application of the net proceeds therefrom.

                                  RISK FACTORS

     The following factors should be considered, together with the other information in this Prospectus, in evaluating an investment in the Company.

GROWTH FACTORS/EXPANSION STRATEGY

     Future growth will depend to a substantial extent on the Company's ability to increase the number of its Units. The Company presently plans to open two Units in the fourth quarter of 1996, seven Units in 1997 and six Units in 1998. The Company's primary strategy is to develop new Rainforest Cafes in shopping malls, entertainment centers and Disney theme parks. Because of the relatively large size of each Rainforest Cafe and the Company's site selection criteria, the availability of desirable locations may be limited and the Company may be hindered in finding suitable locations for the development of new Units. Additionally, the Company's ability to open additional Units will depend upon a number of other factors including the ability of the Company to negotiate leases on acceptable terms, timely approval of local regulatory authorities, acceptance of the Rainforest Cafe concept in new markets, and the general state of the economy.

     The capital resources required to develop each new Unit are significant. The Company estimates that the costs of developing and opening most of its future Units will range from $4.0 million to $6.0 million, net of anticipated landlord contributions. The Company expects that it will incur approximately $600,000 in pre-opening costs and purchase approximately $400,000 of inventory in connection with the opening of future Units. The Company also expects to open selected Units, such as its planned Units at the Trump Taj Mahal Casino and Hotel, the MGM Grand Hotel and Casino and Disney's Animal Kingdom, which may cost significantly more. The Company believes that the net proceeds of this offering, combined with cash on hand and cash generated from future operations, will provide the Company with the financing required to develop its Units through 1998. The Company may require additional equity or debt financing to continue expansion beyond the planned Units.

     The Company's ability to open and successfully operate additional Units will also depend upon the hiring and training of skilled Unit management personnel and the general ability to successfully manage growth, including monitoring Units and controlling costs, food quality and customer service. Accordingly, there can be no assurance that the Company will be able to open new Units or that, if opened, those Units can be operated profitably. See "Business
- -- Expansion Plans and Site Selection."

LIMITED BASE OF OPERATIONS

     The Company currently operates four Units and plans to open two Units in the fourth quarter of 1996, seven Units in 1997 and six Units in 1998. The combination of the relatively small number of locations and the significant investment associated with each new Unit may cause the operating results of the Company to fluctuate significantly and adversely affect the profitability of the Company. Due to this relatively small number of current and planned locations, poor operating results at any one Unit or a delay in the planned opening or nonopening of a Unit could materially affect the profitability of the entire Company. Future growth in revenues and profits will depend to a substantial extent on the Company's ability to increase the number of its Units. Because of the substantial financial requirements associated with opening new Units, the investment risk related to any one Rainforest Cafe is much larger than that associated with most other companies' restaurant or retail venues. The Company's history does not provide any meaningful basis for prediction as to whether individual Units will tend to show increases or decreases in comparable Unit sales or the future mix of restaurant and retail revenues. Other restaurant companies opening to similarly high per unit sales often do not show significant comparable store sales increases.

     Two of the Company's four existing Units, Walt Disney World Marketplace and Gurnee Mills, have been open for a very short time. In addition, the Walt Disney World Marketplace Unit represents the Company's first Unit outside of a mall and was opened during the summer vacation season. Accordingly, initial sales at these Units may not be indicative of their future results. Three of the Company's planned Units, at Palisades in West Nyack, New York, The Source in Westbury, Long Island, New York and Grapevine Mills near Dallas, Texas, are being developed at newly constructed shopping malls that have no operating history. Any delay in the opening of such shopping malls or the poor performance of these malls could negatively impact these Units and the financial performance of the Company. Similarly, Disney's Animal Kingdom has no operating history and the performance of this Unit and its scheduled opening are also subject to the risks of new developments. The Company plans to open its Stratosphere Unit in the third quarter of 1997. Stratosphere has limited operating history and to date has performed lower than expectations. Stratosphere is currently exploring various financial restructuring alternatives and such restructuring or a continuation of lower than expected performance could delay the scheduled opening or otherwise negatively impact the results of operations at this Unit and the Company.

LACK OF SIGNIFICANT OPERATING HISTORY

     The Company opened its first Rainforest Cafe in the Mall of America in October 1994, which is the only Unit that has been open for more than one year. Accordingly, the Company's operations are subject to several of the risks inherent in the establishment of a new business enterprise, including the lack of significant operating history. Although the Company has had an operating profit since the second quarter of 1995, there can be no assurance that future operations will be profitable. Future revenues and profits, if any, will depend upon various factors, including market acceptance of the Rainforest Cafe concept, the quality of Restaurant and Retail Village operations, and general economic conditions.

LIMITED TRADING HISTORY OF COMMON STOCK; STOCK PRICE VOLATILITY

     The Company's Common Stock has been traded on the Nasdaq SmallCap(SM) Market or Nasdaq National Market since its IPO in April 1995 and the market price of its Common Stock has risen substantially since that time. The market price of the Common Stock could fluctuate substantially due to a variety of factors, including market perception of the Company's ability to achieve successfully its planned rapid growth, quarterly operating results of the Company or other restaurant and retail companies, the trading volume in the Company's Common Stock, changes in general conditions in the economy, the financial markets or the restaurant or retail industries, or other developments affecting the Company or its competitors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. See "Price Range of Common Stock."

DEPENDENCE ON DISCRETIONARY CONSUMER SPENDING

     The success of the Company's operations depends to a significant extent on a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income, the overall success of the malls, entertainment centers and Disney theme parks in which Units are located and the continued popularity of theme restaurants generally and the Company's rainforest concept in particular. Theme restaurants are more susceptible to shifts in consumer preferences and frequently experience a decline of revenue growth or of actual revenues as consumers tire of the related theme.

COMPETITION

     The restaurant and specialty retail businesses are highly competitive. In the restaurant industry, competition is based primarily upon price, service, food quality and location. There are numerous well-established competitors, including national, regional and local restaurant chains, possessing substantially greater financial, marketing, personnel and other resources than the Company. The Company also competes on a general basis with a large variety of national and regional restaurant operations, as well as with locally owned restaurants, diners, and other establishments that offer moderately priced food. The Company competes with other theme restaurants in the highly competitive and developing theme restaurant market. Other restaurants and companies utilize the rainforest or related themes. Additionally, the Company competes with a number of well-established specialty retailers possessing substantially greater financial, marketing, personnel and other resources than the Company. In the retail industry, competition is based primarily upon merchandise selection, price and customer service. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant and retail industries.

     The performance of individual Units may also be affected by factors such as traffic patterns, demographic considerations, and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs, and the availability of experienced management and hourly employees may also adversely affect the restaurant and retail industries in general and the Company's Units in particular. Restaurant and retail operating costs are further affected by increases in the minimum hourly wage, unemployment tax rates and similar matters over which the Company has no control. See "Business -- Competition."

UNCERTAIN TRADEMARK PROTECTION; PROPRIETARY MARKS; TRADE DRESS; COPYRIGHTS

     The Company's ability to implement successfully its Rainforest Cafe concept will depend in part on its ability to further establish "brand equity" through the use of its trademarks, service marks, trade dress and other proprietary intellectual property, including its name and logos, the Animal Characters and unique features of its rainforest theme decor. It is the Company's policy to seek to protect and to defend vigorously its rights to this intellectual property; any failure to do so could have a material adverse effect on the Company's operations.

     The Company's mark "A WILD PLACE TO SHOP AND EAT" is now a federally registered service mark for its restaurant and retail store services. Additionally, the Company has recently filed federal trademark applications for "RAINFOREST CAFE A WILD PLACE TO SHOP AND EAT" and the related design, which includes the Company's new logo, illustrating six of the Company's eight proprietary Animal Characters. These applications cover the Company's use of this mark on restaurant and associated retail services and a wide range of retail products. The PTO previously determined that the Company's original logo incorporating "RAINFOREST CAFE" was likely to be confused with another registered mark. The Company has since acquired the registered mark cited by the PTO and has filed a response in the PTO requesting that the refusal to register the Company's original logo be withdrawn in view of the Company's ownership of the potentially conflicting registered mark. The Company intends also to protect its proprietary Animal Characters by the filing of copyright applications and, in certain instances, trademark registration applications. There is no assurance, however, that any such registrations, including the registration of the name and logo, will be obtained.

     There is also no assurance that any of the Company's rights in any of its intellectual property will be enforceable, even if registered, against any prior users of similar intellectual property or competitors of the Company who seek to utilize similar intellectual property in areas where the Company operates or intends to conduct operations. The failure to enforce any of the Company's intellectual property rights could have the effect of reducing the Company's ability to capitalize on its efforts to establish brand equity. It is also possible that the Company will encounter claims from prior users of similar intellectual property in areas where the Company operates or intends to conduct operations, thereby limiting the Company's operations, and possibly causing the Company to pay damages to a prior user. In this regard, the Company has communicated with other businesses with respect to their use of a rainforest theme decor that may constitute infringement of, or that may be infringed upon by, the Company's trade dress.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company is currently negotiating license agreements for the development of Units in Mexico and the United Kingdom. The Company's concept is untested outside of the United States, and no assurance can be given that any international location will be successful. In addition, the Company's continued success is dependent to a substantial extent on its reputation, and its reputation may be affected by the performance of licensee-owned Units over which the Company will not have direct control. Any international operations of the Company will also be subject to certain external business risks such as exchange rate fluctuations, political instability and a significant weakening of a local economy in which a foreign Unit is located. In addition, it may be more difficult to register and protect the Company's intellectual property rights in certain foreign countries. The Company has not yet completed agreements with either of its proposed foreign licensees, and accordingly, the Company is subject to the risks that it will be unable to complete one or both of these agreements or that either of them will ultimately contain terms materially different from those currently anticipated.

LONG-TERM, NON-CANCELABLE LEASES

     The Company has entered into leases relating to each of its existing and planned Units, except with respect to the Company's planned Units at the MGM Grand Hotel and Casino and the Aventura Mall, with respect to which the Company is negotiating leases. These leases are non-cancelable by the Company (except in limited circumstances) and have annual base rents ranging from $200,000 to $1 million (except for the MGM Grand Hotel and Casino lease, which the Company expects to have an annual base rent of $2.1 million, and the Trump Taj Mahal Casino and Hotel lease which has an annual base rent of $2.5 million). Additional facilities developed by the Company are likely to be subject to similar long-term, non-cancelable leases. If an existing or future Unit does not perform at a profitable level, and the decision is made to close the Unit, the Company may nonetheless be committed to perform its obligations under the applicable lease which would include, among other things, payment of the respective base rent for the balance of the respective lease term. The leases related to the Walt Disney World Marketplace and Disney's Animal Kingdom Units are cancelable by the landlord at any time upon sixty days notice and payment of the Company's unamortized value of leasehold improvements and an amount equal to the net operating income generated by such Unit for the previous lease year. With regard to the Tysons Corner Center I and Cherry Creek Mall leases, in the event the Company fails to achieve specified gross sales by a certain date, such leases may be terminated by the landlord. If such a termination were to occur at these locations, the Company would lose a Unit without necessarily receiving an adequate return on its investment. See "Business -- Properties."

GOVERNMENT REGULATION

     The Company's business is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. While the Company to date has not experienced an inability to obtain or maintain any necessary governmental licenses, permits or approvals, the failure to maintain food and liquor licenses could have a material adverse effect on the Company's operating results. In addition, a facility's operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar costs over which the Company has no control. Since many of the Company's Restaurant and Retail Village personnel are paid at rates based on the federal minimum wage, increases in the minimum wage will result in an increase in the Company's labor costs. The Company is subject in Minnesota, Illinois and Florida, and is likely to be subject in other states, to "dram shop" statutes which generally provide a person injured by an intoxicated person with the right to recover damages from an establishment that served alcoholic beverages to the intoxicated person. Difficulties or failure in obtaining required licenses and approvals will result in delays in, or cancellation of, the opening of new Units. Although the Company has satisfied restaurant, liquor and retail licensing for its existing Units, no assurance can be given that the Company will be able to maintain existing approvals or obtain such further approvals at other locations. In addition, Units that are located in casinos may require the Company to be licensed by gaming regulatory authorities.

     Businesses that maintain or sell animals are subject to additional levels of state and local health and sanitation regulations. Having tropical birds as part of the Rainforest Cafe concept requires the Company to adhere to stringent health codes that prohibit crossover between kitchen workers and animal handlers, and the exchange of air from the bird areas to the rest of the Unit. The Company overcame this problem at its existing Units by installing specially designed air exhaust hoods for the birds' perch area. Additionally, a separate waste disposal system is provided for the birds. Although, to date, the Company has satisfied animal-related licensing for its existing Units, no assurance can be given that the Company will be able to maintain such approvals or obtain similar approvals at other locations. Difficulties or failure in obtaining required licenses and approvals may increase the cost of, result in delays in, or cause the cancellation of the opening of Units.

     The Federal Americans With Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. The Company could be required to expend funds to modify its Units in order to provide service to or make reasonable accommodations for disabled persons. The Company's Units are currently designed to be accessible to the disabled. The Company believes it is in substantial compliance with all current applicable regulations relating to accommodations for the disabled.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success will depend largely on the efforts and abilities of the Company's senior corporate management, particularly Martin J. O'Dowd, President and Chief Operating Officer. The loss of the services of Mr. O'Dowd or other members of senior corporate management could have a substantial adverse effect on the Company. The Company has an employment agreement with Mr. O'Dowd that provides, among other things, that he may terminate his employment upon 30 days written notice to the Company's Board of Directors. The Company has not obtained life insurance policies on any of its officers. The success of the Company will also depend upon its ability to attract and retain a highly qualified corporate and Unit level management team. Lyle Berman, the Company's Chairman and Chief Executive Officer, devotes less than 10% of his time to the Company's business.

CONTROL BY EXISTING MANAGEMENT

     Upon completion of this offering, the Company's officers and directors, together with trusts for certain of their children, will own approximately 18.6% of the issued and outstanding shares of the Common Stock of the Company. Accordingly, the Company's management will be able to substantially influence the Company's affairs, including, without limitation, the sale of equity or debt securities of the Company, the appointment of officers, and the determination of officers' salaries. See "Management" and "Principal and Selling Shareholders."

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's authorized capital consists of 50,000,000 shares of capital stock. The Board of Directors, without any action by the Company's shareholders, is authorized to designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. No class other than the Common Stock is currently designated and there is no current plan to designate or issue any such securities. The rights of holders of preferred stock and other classes of common stock that may be issued may be superior to the rights granted to the holders of the existing Common Stock. Further, the ability of the Board of Directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of Common Stock. Furthermore, as a Minnesota corporation, the Company is subject to various Minnesota statutes which may hinder or delay a change in control of the Company including: (i) a control share acquisition statute; (ii) a business combination statute; (iii) a fair price statute; (iv) a greenmail statute; and (v) a non-monetary factors statute. See "Description of Securities."

SHARES ELIGIBLE FOR FUTURE SALE

     The Company will have 16,237,555 shares of Common Stock outstanding immediately following the Offering, 1,574,225 shares of which are restricted securities under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). All such shares have satisfied the two-year holding period required by Rule 144 and may be sold pursuant to Rule 144 or pursuant to a registration statement registering the shares under the Securities Act which could have an adverse effect on the price of the Common Stock. The Company and all of the Company's present executive officers, directors and trusts for the benefit of certain of their children (which together hold an aggregate of 2,799,760 shares) have agreed not to offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or any securities convertible into or exercisable for Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriters. Furthermore, 2,556,375 of such shares (including options to purchase 262,500 shares of the Company's Common Stock) are subject to an escrow agreement with the State of Minnesota that does not allow sale of such shares until the earlier of (i) April 7, 1998, (ii) the time the Company meets certain earnings requirements or (iii) the time the State of Minnesota determines such escrow is no longer necessary.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,300,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $26.50 per share are estimated to be approximately $57.5 million ($66.9 million if the over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of the 200,000 shares of Common Stock by the Selling Shareholders. The net proceeds of the offering will be used principally for the development and opening of additional Rainforest Cafes. The Company intends to open two additional Units in 1996, seven additional Units in 1997 and six additional Units in 1998. The remaining net proceeds, if any, will be used for working capital purposes. Pending such uses, the Company plans to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The Company completed its initial public offering ("IPO") on April 7, 1995. Since that date the Common Stock has traded on the over-the-counter market. From April 7, 1995 through December 11, 1995, the Company's Common Stock was quoted on the Nasdaq SmallCap(SM) Market under the symbol RAIN. Since December 12, 1995, the Company's Common Stock has been quoted on the Nasdaq National Market under the symbol RAIN.

     The following table summarizes the high and low sale prices per share of the Common Stock for the periods indicated, as reported on the Nasdaq SmallCap(SM) Market or the Nasdaq National Market and reflects the Company's three-for-two stock split effective July 1, 1996:

                                                                       HIGH        LOW
                                                                      ------      ------
        1995
          Second Quarter (since April 7, 1995).....................   $11.67      $ 3.17
          Third Quarter............................................    15.50        8.08
          Fourth Quarter...........................................    23.17       13.33
        1996
          First Quarter............................................   $22.67      $14.83
          Second Quarter...........................................    34.17       20.00
          Third Quarter (through August 26, 1996)..................    34.25       20.00

     On August 26, 1996, the last reported sale price for the Common Stock was $26.50 per share. As of August 26, 1996, the Company had approximately 580 recordholders of Common Stock.

                                DIVIDEND POLICY

     The Company's Board of Directors has not declared any dividends on the Company's Common Stock since its inception, and does not intend to pay out any cash dividends on its Common Stock in the foreseeable future. The Board of Directors presently intends to retain all earnings, if any, to finance the development and opening of additional Units. The payment of cash dividends in the future, if any, will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, financial condition and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1996 and as adjusted to reflect the sale by the Company of 2,300,000 shares of Common Stock offered hereby at an assumed public offering price of $26.50 per share and the application of the net proceeds therefrom. This table should be read in conjunction with the Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                                              JUNE 30, 1996
                                                                        -------------------------
                                                                         ACTUAL       AS ADJUSTED
                                                                        --------      -----------
                                                                             (IN THOUSANDS)
Short-term debt, including current maturities of long-term debt......   $      0       $       0
                                                                        ========        ========
Long-term debt, less current maturities..............................   $      0       $       0
Shareholders' equity:
  Common stock, no par value, 50,000,000 shares authorized;
     13,937,055 shares issued and outstanding; 16,237,055 shares
     issued and outstanding, as adjusted(1)..........................    103,333         160,836
  Accumulated deficit................................................       (131)           (131)
                                                                        --------        --------
     Total shareholders' equity......................................    103,202         160,705
                                                                        --------        --------
       Total capitalization..........................................   $103,202       $ 160,705
                                                                        ========        ========

- -------------------------
(1) Does not include: (i) 1,500,000 shares reserved for issuance under the Company's 1995 Stock Option and Compensation Plan, of which options to purchase 1,036,744 shares were outstanding; (ii) options to purchase 275,001 shares of Common Stock issued to an officer employee and non-officer employee of the Company; (iii) 137,500 shares reserved for issuance upon exercise of Directors' Stock Options (as defined herein); and (iv) 225,000 shares reserved for issuance under the Company's 1996 Employee Stock Purchase Plan, none of which shares have been issued.

                            SELECTED FINANCIAL DATA

     The Selected Financial Data presented below should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Prospectus, and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected financial data for the period February 3, 1994 (Inception) through January 1, 1995 have been derived from the financial statements of the Company audited by Lund Koehler Cox & Company, PLLP. The selected financial data as of December 31, 1995 have been derived from the financial statements of the Company audited by Arthur Andersen LLP. The selected financial data for the twenty-six weeks ended July 2, 1995 and June 30, 1996 have been derived from the Company's unaudited financial statements, which, in the opinion of the Company's management, contain all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations. The twenty-six weeks ended June 30, 1996 are not necessarily indicative of the results that would actually occur for a full fiscal year of operations.

                                                                                                TWENTY-SIX
                                                      FEBRUARY 3, 1994                         WEEKS ENDED
                                                     (INCEPTION) THROUGH    YEAR ENDED     --------------------
                                                         JANUARY 1,        DECEMBER 31,    JULY 2,     JUNE 30,
                                                            1995               1995          1995        1996
                                                     -------------------   ------------    --------    --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:(1)
Revenues:
  Restaurant sales...................................       $ 1,337          $  9,979      $ 3,312     $ 10,312
  Retail sales.......................................           729             3,472        1,182        2,502
                                                          --------           --------      --------    ---------
    Total revenues...................................         2,066            13,451        4,494       12,814
                                                          --------           --------      --------    ---------
Costs and expenses:
  Food and beverage costs............................           450             2,778          958        2,624
  Cost of retail goods sold..........................           393             1,548          587        1,137
  Restaurant operating expenses......................           769             5,366        1,839        5,098
  Retail operating expenses..........................           403             1,004          340          832
  Depreciation and amortization......................            70               475          154          605
  Preopening amortization............................            --               114           --          342
                                                          --------           --------      --------    ---------
    Total costs and expenses.........................         2,085            11,285        3,878       10,638
                                                          --------           --------      --------    ---------
Restaurant and retail operating income...............           (19)            2,166          616        2,176
Other expenses:
  General, administrative and development............         1,355             1,265          478        1,982
  Interest income....................................            (3)             (496)         (92)      (1,937)
  Interest expense, including amortization of loan
    discount.........................................           257               228          228           --
                                                          --------           --------      --------    ---------
    Total other expenses.............................         1,609               997          614           45
                                                          --------           --------      --------    ---------
Income (loss) before income taxes and extraordinary
  item...............................................        (1,628)            1,169            2        2,131
Provision for income taxes...........................            --                --           --          750
                                                          --------           --------      --------    ---------
Income (loss) before extraordinary item..............        (1,628)            1,169            2        1,381
Extraordinary item(2):
  Extinguishment of debt.............................            --             1,053        1,053           --
                                                          --------           --------      --------    ---------
    Net income (loss)................................       $(1,628)         $    116      $(1,051)    $  1,381
                                                          ========           ========      ========    =========
Net income (loss) per common share:
  Earnings (loss) before extraordinary item..........       $ (0.46)         $   0.16      $  0.00     $   0.10
  Extraordinary item.................................            --             (0.14)       (0.14)          --
                                                          --------           --------      --------    ---------
  Net income (loss) per common share.................       $ (0.46)         $   0.02      $ (0.14)    $   0.10
                                                          ========           ========      ========    =========
Weighted average shares outstanding..................         3,543             7,312        7,630       14,027
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital......................................       $  (467)         $ 15,490      $ 8,181     $ 74,187
Total assets.........................................         3,837            31,209       12,642      114,986
Total liabilities....................................         2,044             4,854        1,652       11,784
Shareholders' equity.................................         1,793            26,355       10,990      103,202

- -------------------------
(1) The Mall of America Unit began operations on October 3, 1994. Prior thereto, the Company had no operating Units or revenues. The Mall of America Unit was the only operating Unit until October 20, 1995, when the Woodfield Mall Unit began operations. The Company's third Unit opened on June 2, 1996 at Gurnee Mills. The Company's fourth Unit opened on July 25, 1996 at Walt Disney World Marketplace.
(2) On April 7, 1995, the holders of $1,222,500 of promissory notes converted such notes into shares of Common Stock at a conversion price of $2.67 per share. The Company recorded the conversion as an extinguishment of debt which resulted in an extraordinary charge to earnings of $1,053,128, or $0.14 per share, at the date of conversion.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was founded in February 1994 to own and operate themed restaurant/retail facilities under the name "Rainforest Cafe -- A Wild Place to Shop and Eat." As of June 30, 1996, the Company operated three Rainforest Cafe Units. The Company's initial Unit opened on October 3, 1994 in the Mall of America in Bloomington, Minnesota. The Company's second Unit opened on October 20, 1995 in the Woodfield Mall in Schaumburg, Illinois, a suburb of Chicago. The Company's third Unit opened June 2, 1996, in the Gurnee Mills Mall in Gurnee, Illinois, a suburb of Chicago.

     The Company opened its fourth Unit on July 25, 1996, at Walt Disney World Marketplace near Orlando, Florida. The Walt Disney World Marketplace Unit is approximately 30,000 square feet, with approximately 6,000 square feet of retail selling floor. The Walt Disney World Marketplace Unit had revenues for the four weeks ended August 25, 1996 of $2.2 million, which is not necessarily indicative of the results that would actually occur for a full fiscal year of operations. The financial data for the twenty-six weeks ended June 30, 1996 does not reflect any of the operations for this Unit.

     The Company is developing two additional Units in 1996, seven Units in 1997 and six Units in 1998. See "Business -- Unit Locations." Because the Company anticipates rapid expansion, period to period comparisons may not be meaningful. The Company intends to lease its Units and anticipates that most of its future Units will range in size from approximately 18,000 to 23,000 square feet, with between 300 and 425 restaurant seats and approximately 20-25% of square footage dedicated to retail selling floor. However, some Units may be significantly larger, such as the free-standing Walt Disney World Marketplace Unit, the Trump Taj Mahal Unit, and the free-standing Disney's Animal Kingdom Unit, which are expected to comprise approximately 30,000 to 36,000 square feet and have approximately 500 restaurant seats.

     The Company is currently negotiating an exclusive license agreement with ECE, the owner and operator of eight Hard Rock Cafes, five Planet Hollywoods and an Official All-Star Cafe in Mexico, under which ECE will develop seven Rainforest Cafes in Mexico over a ten year period. Pursuant to this agreement, the Company will receive a non-refundable development fee at the time of execution of the agreement, per Unit development fees, and license fees based on a percentage of gross sales. The Company anticipates that the first Rainforest Cafe to be opened under the ECE license agreement will be in Cancun in the second quarter of 1997. The Company is also negotiating an exclusive license agreement with Glendola, a wholly owned subsidiary of the Foundation Group, a London-based hotel and restaurant operator, under which Glendola will develop five Rainforest Cafes in the United Kingdom and Ireland over a ten year period. Pursuant to this agreement, the Company will have the option to purchase up to 20% of the equity interest in any Unit developed by Glendola, will receive per Unit development fees, and will receive license fees based on a percentage of gross sales. The Company anticipates that the first Rainforest Cafe to be opened under this joint venture will be in London during the third quarter of 1997.

     Components of operating expenses include operating payroll and fringe benefit costs, occupancy costs, maintenance costs related to the bird habitat and aquariums, and advertising and promotion costs. The majority of these costs are variable and will increase with sales volume. Management projects that when a new Unit opens, it will incur higher than normal levels of labor and food costs as Unit personnel complete training. Management believes, however, that as new staff gain experience, hourly labor schedules over the ensuing 30-60 day period will be gradually adjusted to provide operating efficiencies similar to those at established Units. Each of the Company's current leases includes both fixed rate and percentage rent provisions.

     The Company's policy is to capitalize costs associated with the opening of Units, including the cost of hiring and training the initial workforce, travel and other direct costs, if it is determined these costs are recoverable. These costs are then amortized over the eleven month period following the opening of a Unit beginning in the first full month of operation. The Company charged to operations all pre-opening costs for the Mall of America Unit during the period ended October 2, 1994 due to the developmental nature of this Unit. For the Woodfield Mall Unit and Gurnee Mills Unit, the Company capitalized approximately $630,000 and

$550,000, respectively of pre-opening costs and is amortizing these expenses over the eleven month period beginning November 1995 for the Woodfield Unit and over the eleven month period beginning July 1996 for the Gurnee Mills Unit.

     General, administrative and development expenses include all corporate and administrative functions that serve to support existing operations and provide an infrastructure to support future growth. In addition, certain expenses of recruiting and training Unit management personnel prior to meeting the criteria to be capitalized as pre-opening expenses are also included. Management, supervisory and staff salaries, employee benefits, travel, information systems, training, rent and office supplies are major items of costs in this category.

     The Company uses a 52 or 53 week fiscal year ending on the Sunday nearest December 31.

     This Prospectus contains forward looking statements which involve risks and uncertainties relating to future events. Prospective investors are cautioned that actual events or the Company's results may differ materially from the results discussed in the forward looking statements. Factors that might cause actual results to differ materially from those indicated by such forward looking statements include the matters set forth under the caption "Risk Factors."

RESULTS OF OPERATIONS

     The operating results of the Company expressed as a percentage of total revenues (except where noted) were as follows:

                                                                                             TWENTY-SIX
                                                  FEBRUARY 3, 1994                          WEEKS ENDED
                                                 (INCEPTION) THROUGH     YEAR ENDED     --------------------
                                                     JANUARY 1,         DECEMBER 31,    JULY 2,     JUNE 30,
                                                        1995                1995         1995         1996
                                                 -------------------    ------------    -------     --------
Revenues:
  Restaurant sales...............................         64.7%              74.2%        73.7%        80.5%
  Retail sales...................................         35.3               25.8         26.3         19.5
                                                         -----              -----        -----        -----
     Total revenues..............................        100.0              100.0        100.0        100.0
                                                         -----              -----        -----        -----
Costs and expenses:
  Food and beverage costs(1).....................         33.7               27.8         28.9         25.4
  Cost of retail goods sold(2)...................         53.9               44.6         49.7         45.4
  Restaurant operating expenses(1)...............         57.5               53.8         55.5         49.4
  Retail operating expenses(2)...................         55.3               28.9         28.7         33.2
  Depreciation and amortization..................          3.4                3.5          3.4          4.7
  Preopening amortization........................           --                0.8           --          2.7
                                                         -----              -----        -----        -----
     Total costs and expenses....................        100.9               83.9         86.3         83.0
                                                         -----              -----        -----        -----
Restaurant and retail operating income...........         (0.9)              16.1         13.7         17.0
                                                         -----              -----        -----        -----
Other expenses:
  General, administrative and development........         65.6                9.4         10.6         15.5
  Interest income................................         (0.1)              (3.7)        (2.0)       (15.1)
  Interest expense, including amortization of
     loan discount...............................         12.4                1.7          5.1           --
                                                         -----              -----        -----        -----
     Total other expenses........................         77.9                7.4         13.7          0.4
                                                         -----              -----        -----        -----
Income (loss) before income taxes and
  extraordinary item.............................        (78.8)               8.7          0.0         16.6
Provision for income taxes.......................           --                 --           --          5.8
                                                         -----              -----        -----        -----
Income (loss) before extraordinary item..........        (78.8)               8.7          0.0         10.8
Extraordinary item...............................           --                7.8         23.4           --
                                                         -----              -----        -----        -----
Net income (loss)................................        (78.8)%              0.9%       (23.4)%       10.8%
                                                         =====              =====        =====        =====

- -------------------------
(1) Percentage of restaurant sales.

(2) Percentage of retail sales.

TWENTY-SIX WEEKS ENDED JUNE 30, 1996 COMPARED TO THE TWENTY-SIX WEEKS ENDED JULY 2, 1995

     Results of operations for the twenty-six week period ended July 2, 1995 (the "1995 Period") reflect operations of the Mall of America Unit only, while results of operations for the twenty-six week period ended June 30, 1996 (the "1996 Period") reflect operations of the Mall of America Unit and the Woodfield Mall Unit for the entire 1996 Period and results of operations for the Gurnee Mills Unit beginning June 2, 1996.

     Total revenues increased 185% to $12.8 million for the 1996 Period from $4.5 million for the 1995 Period. The increase in revenues was primarily due to the addition of the Woodfield Mall Unit ($6.7 million), the addition of the Gurnee Mills Unit ($918,000), and the addition of 85 restaurant seats at the Mall of America Unit ($900,000). This was offset by a decrease in retail sales at the Mall of America Unit of $204,000 for the 1996 Period compared to the 1995 Period. Retail sales decreased as a percentage of total revenues from 26.3% for the 1995 Period to 19.5% for the 1996 Period, primarily due to the increase in restaurant seating capacity, the decrease in retail sales area at the Mall of America Unit and the addition of the Woodfield Mall Unit where retail sales as a percentage of retail revenues was approximately 20%.

     Food and beverage costs increased 174% to $2.6 million for the 1996 Period from $1.0 million for the 1995 Period. The increase in food and beverage costs was due to the addition of the Woodfield Mall and Gurnee Mills Units, and the Mall of America Unit expansion. Food and beverage costs decreased as a percentage of restaurant sales from 28.9% for the 1995 Period to 25.4% for the 1996 Period due to price increases at the Mall of America Unit and overall improvements in food preparation and purchasing efficiencies.

     Cost of retail goods sold increased 94% to $1.1 million for the 1996 Period from $587,000 for the 1995 Period. The increase was due to the addition of the Woodfield Mall and Gurnee Mills Units. Cost of retail goods sold as a percentage of retail sales decreased from 49.7% for the 1995 Period to 45.4% for the 1996 Period primarily as a result of purchase price decreases, retail price increases and higher margin product additions to the retail product line.

     Restaurant and retail operating expenses increased 172% to $5.9 million for the 1996 Period from $2.2 million for the 1995 Period. The increase in restaurant operating expenses was primarily due to the Mall of America Unit expansion and the addition of the Woodfield Mall and Gurnee Mills Units. The increase in retail operating expenses was primarily due to the addition of the Woodfield Mall and Gurnee Mills Units. Restaurant operating expenses decreased as a percentage of restaurant sales from 55.5% for the 1995 Period to 49.4% for the 1996 Period due to increased leverage of fixed costs and restaurant labor. Retail operating expenses increased as a percentage of sales from 28.7% for the 1995 Period to 33.2% for the 1996 Period due to the decrease in retail sales at the Mall of America Unit and higher fixed costs of Unit retail operations.

     Depreciation and amortization expenses increased 292% to $605,000 for the 1996 Period from $154,000 for the 1995 Period. The increase in depreciation and amortization expense was due to the Mall of America Unit expansion and the addition of the Woodfield Mall and Gurnee Mills Units.

     General, administrative and development expenses increased 315% to $2.0 million for the 1996 Period from $476,000 for the 1995 Period. General, administrative and development expenses primarily increased as a percentage of revenues from 10.6% for the 1995 Period to 15.5% for the 1996 Period as a result of the addition of senior management, corporate employees and unit management personnel in training, all of whom the Company hired to execute its growth strategy for 1996 and beyond.

     Interest income was $1.9 million for the 1996 Period. Interest income was generated by investing the net proceeds from the Company's IPO, follow-on public offering, and the exercise of its Class A Warrants. For the 1995 Period, the Company incurred $228,000 of interest expense including amortization of loan discount totaling $186,000.

     The provision for income taxes in 1996 is based upon the Company's anticipated tax rate, including benefit for approximately $350,000 in net operating loss carryforwards. The Company did not record a provision for federal or state income taxes in 1995 because net operating loss carryforwards were used to offset income tax liabilities.

YEAR ENDED DECEMBER 31, 1995

     The fiscal year ended December 31, 1995 reflects operations for the Mall of America Unit, which was open during the entire period, and the operations of the Woodfield Mall Unit from its opening on October 20, 1995. For 1995, total revenues were $13.5 million, including $10.0 million in restaurant sales, or 74% of total revenues, and $3.5 million in retail sales, or 26% of total revenues.

Mall of America Unit

     Revenues for the Mall of America Unit for 1995 were $10.4 million, including $7.7 million in restaurant sales, or 74.0% of total revenues, and $2.7 million in retail sales, or 26.0% of total revenues. The Company has expanded the Restaurant in the Mall of America Unit three times since its opening. The first two expansions slightly reduced available square footage of the Retail Village by adding 22 seats in February 1995 and 24 seats in April 1995. In August 1995, the Company added 61 seats by expanding the total available square footage of the Mall of America Unit by approximately 1,100 square feet. Restaurant sales increased from 65.0% of total revenue for the thirteen week period ended January 1, 1995 to 77.6% of total revenues for the thirteen week period ended December 31, 1995.

     Food and beverage costs for 1995 were $2.1 million, or 27.2% of restaurant sales. Food and beverage costs generally decreased as a percentage of restaurant sales during this period as the result of increased operating efficiencies in the Restaurant, periodic price increases and improvements in food preparation and purchasing systems.

     Cost of retail goods sold during 1995 were $1.2 million, or 45.2% of retail sales. Cost of retail goods sold generally decreased as a percentage of retail sales during this period as the result of purchasing efficiencies, periodic price increases, and a more balanced product mix that more closely reflected customer purchasing preferences.

     Restaurant operating expenses for 1995 were $4.2 million, or 55.4% of restaurant sales. Retail operating expenses for 1995 were $832,000, or 30.9% of retail sales. Operating expenses generally decreased as a percentage of total revenues during this period due to fixed costs being spread over higher sales volume.

Woodfield Mall Unit

     Results of operations include the Woodfield Mall Unit which commenced operations on October 20, 1995. Revenues included $3.1 million from this Unit, comprised of $2.3 million of Restaurant sales, or 73.3% of total Unit revenues, and $836,000 of retail sales, or 26.7% of total Unit revenues. All operation costs at the Woodfield Mall Unit reflected the absence of operational efficiencies generally associated with the startup of a new Unit. The Company incurred $629,000 in pre-opening costs associated with the opening of this Unit.

General, Administrative and Development Expenses

     General, administrative and development expenses for 1995 were $1.3 million, or 9.4% of total revenues. General, administrative and development expenses generally increased as a percentage of revenues during this period as a result of the addition of senior corporate management and Unit personnel whom the Company hired to position itself to execute its growth strategy.

Other Income and Expenses

     Interest income during 1995 was $496,000, or 3.7% of total revenues, which resulted from investing the net proceeds of both the Company's IPO and the exercise of its Class A Warrants. Interest expense for 1995 was $228,000 including amortization of loan discount totaling $186,000. On April 7, 1995, the holders of $1,222,500 of promissory notes converted their notes into Common Stock at a conversion price of $2.67 per share. The Company recorded the conversion as an extinguishment of debt, which resulted in an extraordinary charge to earnings of $1,053,128, or $0.14 per share, at the date of conversion.

PERIOD FROM FEBRUARY 3, 1994 (INCEPTION) THROUGH JANUARY 1, 1995

     The Company had no revenues for the period from February 3, 1994 (Inception) through October 2, 1994. During this period, the Company developed the Rainforest Cafe concept and completed construction of the Mall of America Unit which opened on October 3, 1994. The Company charged to operations all pre-opening costs for the Mall of America Unit during the period ended January 1, 1995.

     For the period from February 3, 1994 (Inception) through January 1, 1995, the Company reported total revenues of $2.1 million, a loss from operations of $1.4 million and a net loss of $1.6 million. This loss can be attributed primarily to the costs and expenses related to the Rainforest Cafe concept, the Mall of America Unit and the development of the Company's operating structure. Accordingly, comparisons between this period and the corresponding 1995 period are not meaningful.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal capital needs arise from the development and opening of new Units. Prior to the IPO, completed on April 7, 1995, the Company met its capital requirements through the private placement of debt and common stock, landlord contributions and cash flow from operations. During the period from February 3, 1994 (Inception) through July 2, 1994, the Company sold 2,969,400 shares of Common Stock in private transactions resulting in net proceeds to the Company of approximately $2.0 million. The Company also received approximately $1.3 million from the issuance of promissory notes to certain of its shareholders. In addition, the Company acquired certain assets from a principal shareholder in exchange for a $370,125 promissory note (the "Notes").

     In April 1995, the Company completed an IPO of 2,587,500 units with each unit consisting of one share of Common Stock and one Class A Warrant. The IPO resulted in net proceeds to the Company of approximately $9.0 million. Simultaneous with the IPO, approximately $1.2 million owed under the Notes was converted into 458,437 shares of Common Stock. The conversion of the Notes to equity resulted in an extraordinary charge to earnings of approximately $1.1 million for the early extinguishment of debt. In August 1995, the Company received additional net proceeds of approximately $14.2 million resulting from the exercise of its Class A Warrants, at an exercise price of $5.50 per share.

     From its IPO in April 1995 through December 31, 1995, the Company financed its capital requirements through the proceeds from that offering, the exercise of the Class A Warrants and cash flow from operations. In January 1996, the Company issued an aggregate of 4,140,000 shares of Common Stock pursuant to a follow-on public offering at $19.00 per share. The net proceeds to the Company, after payment of underwriting fees and offering expenses, were approximately $73.6 million. In May 1996, the Company received approximately $1.0 million net proceeds from the exercise of warrants at $4.80 per share issued to Underwriters of the Company's IPO. At June 30, 1996, the Company had working capital of approximately $74.2 million.

     During the 1996 period, the Company generated $5.0 million in cash flow from operating activities compared to $2.6 million in cash flow from operating activities for the year ended December 31, 1995. The Company believes that it will continue to generate cash from operating activities which will be utilized for future development and working capital purposes.

     The Company's total expenditures required to develop the Mall of America Unit were approximately $3.9 million, including costs related to the expansions of its restaurant and net of landlord contributions. Total expenditures required to open the Woodfield Mall Unit and Gurnee Mills Unit were approximately $5.9 million and $4.0 million, respectively, net of landlord contributions. Additionally, the Company incurred $630,000 in pre-opening costs and purchased approximately $320,000 of inventory in connection with the opening of its Woodfield Mall Unit and incurred approximately $550,000 in pre-opening costs and purchased approximately $300,000 of inventory in connection with the opening of its Gurnee Mills Unit.

     In addition to the expenditures related to the development of the Gurnee Mills Unit, the Company spent approximately $16.6 million during the 1996 Period related to the Walt Disney World Marketplace Unit, Tysons Corner Center I Unit and other Units currently in development, before deducting landlord contributions.

     Management anticipates capital expenditures of approximately $20.0 million, net of landlord contributions, for the remaining twenty-six weeks in fiscal 1996, related to the development and opening of two additional Units in 1996, a portion of the costs associated with the opening of Units in 1997 and capital expenditures associated with maintenance of its existing Units. The Company expects that future locations will cost between $4.0 million and $6.0 million, net of anticipated landlord contributions. In addition, the Company expects that it will incur approximately $600,000 in pre-opening costs and purchase approximately $400,000 of inventory in connection with the opening of future Units. The Company also expects to open selected Units, such as its planned Units at the Trump Taj Mahal Casino, the MGM Grand Hotel and Casino and Disney's Animal Kingdom, which may cost significantly more. In connection with the Mall of America, Woodfield Mall and Gurnee Mills Units, the Company has received landlord contributions, reducing the cost of opening these Units. There can be no assurance, however, that landlord contributions will be available in the future or that the Company will be able to raise additional capital on terms satisfactory to the Company or at all.

     The Company contemplates that the development and opening of each of its Units in 1996 through 1998 will be financed with existing cash on hand, cash flow from operations and the net proceeds from this offering. The Company may require additional equity or debt financing for expansion beyond 1998.

     It is not anticipated that the Company's business will require substantial working capital to meet its operating requirements. Virtually all of the Company's revenues are collected in cash or pursuant to credit card processing. Food and beverage inventories and merchandise inventories are expected to increase in relation to trade accounts payable.

QUARTERLY FLUCTUATIONS, SEASONALITY AND INFLATION

     As a result of the substantial revenues associated with each new Unit, the timing of new Unit openings will result in significant fluctuations in quarterly results. The mall-based Units may also have higher third or fourth quarter revenues than the other two quarters as a result of seasonal traffic increases at mall locations and seasonally stronger retail sales. Units at entertainment centers or Disney theme parks may show fluctuations in accordance with any overall seasonality at these locations.

     The primary inflationary factors affecting the Company's operations include food and beverage and labor costs. In addition, the Company's leases require the Company to pay taxes, maintenance, repairs and utilities, and these costs are subject to inflationary increases. The Company believes low inflation rates have contributed to relatively stable costs. There is no assurance, however, that low inflation rates will continue.

                                    BUSINESS

GENERAL

     The Company owns and operates four large, high volume, themed restaurant/retail facilities under the name "Rainforest Cafe -- A Wild Place to Shop and Eat." The Company's Units are designed to provide a visually and audibly stimulating and entertaining rainforest environment that appeals to a broad range of customers of all ages. Each Rainforest Cafe consists of a Restaurant and a Retail Village. The Restaurant provides an attractive value to customers by offering a full menu of high quality food and beverage items, generous portions and excellent service in a unique and exciting environment. The Retail Village features apparel and gifts with the Rainforest Cafe logo and eight proprietary Animal Characters, and other items reflecting the rainforest theme.

THE RAINFOREST CONCEPT AND STRATEGY

     The Company seeks to differentiate itself by providing high quality food and retail merchandise in a themed environment. The key factors of the Company's market positioning and operating strategy are as follows:

     Distinctive Concept. The Company's rainforest theme is promoted by a simulated rainforest environment throughout the Unit. Each Rainforest Cafe features a visually and audibly exciting environment that includes a variety of live tropical birds, exotic fish in large custom-designed aquariums, animated artificial animals and several sculpted banyan trees that create a canopy of foliage. The dynamic rainforest atmosphere is further enhanced by simulated thunder and lightning storms, tropical rain showers, waterfalls, mists that emanate from extensive rock formations, and specially-developed aromatic scents. This entertaining rainforest environment makes each Rainforest Cafe "A Wild Place to Shop and Eat."

     Broad-Based Appeal. Management believes that the Company's Rainforest Cafe concept has broader appeal than other theme-based restaurant concepts because it attracts customers of all ages. The Company's distinctive concept, combined with high quality food and retail merchandise, make the Rainforest Cafe appealing to children, teenagers and adults, and to both local mall shoppers and tourists.

     High Profile Unit Locations. In order to take maximum advantage of the Company's broad-based appeal, the Company believes that the placement of its Units in high profile, heavy-traffic locations is critical to its success. By being in such locations, the Company believes its Units appeal to both destination customers as well as passers-by who are drawn to its visually and audibly exciting environment. The Company believes that its format, as developed at the Mall of America, Woodfield Mall, Gurnee Mills and Walt Disney World Marketplace Units, can be utilized in a number of high traffic venues with favorable demographics such as shopping malls, entertainment centers and Disney theme parks.

     High Quality Food. The Restaurant provides an attractive value to customers by offering a moderately-priced, full menu of high quality food and beverage items served in generous portions in a distinctive environment. The Restaurant features a wide variety of appetizers, pastas, sandwiches, salads, pizzas, burgers and full-platter entrees, presented in a visually appealing manner. Menu items are prepared on-site using fresh, high quality ingredients. Lunch and dinner entrees range in price from $7.95 to $15.95 and the average guest check was approximately $11.80 for the twenty-six week period ended June 30, 1996. Management believes that its high quality food contributes to a significant level of repeat business.

     Commitment to Retail and Building Brand Awareness. In order to enter the Restaurant, all customers must pass through the Unit's Retail Village. The Retail Village offers over 4,000 SKUs and includes apparel and gifts with the Rainforest Cafe logo and other items suggesting the rainforest theme such as toys and educational games. The Company has also developed eight proprietary Animal Characters, each with a distinct personality, as an additional method of merchandising its retail products. The Company intends to utilize each Animal Character for clothing and gifts. By offering items featuring the Rainforest Cafe logo and Animal Characters, the Company believes it is building "brand equity" in the Rainforest Cafe name that will allow it to attract more customers and to enhance its competitive retail position. The Retail Village is also intended to be educational, with displays of live exotic tropical birds and fish and an animated talking tree that gives environmental messages.

     Focus on Customer Satisfaction. The Company is committed to staffing each Unit with an experienced management team and providing its customers with prompt, friendly and efficient service. A customer's experience is also enhanced by the attitude and attention of Unit personnel, including "tour guides" (greeters), "safari guides" (food servers), "navigators" (bartenders), "pathfinders" (retail staff) and tropical bird curators. The Company recognizes that, in order to maintain a high level of repeat customers and to attract new business through word of mouth, it must provide superior customer service.

     Commitment to Attracting and Retaining Quality Employees. By providing extensive training and attractive compensation, the Company fosters a strong corporate culture and encourages a sense of personal commitment from its employees. The Company believes its compensation structure and positive corporate culture enable it to attract and maintain quality employees. The Company believes that Unit management is important for the profitability of each Rainforest Cafe and accordingly, places particular emphasis on recruiting Unit-level Directors of Operations that have significant restaurant and management experience. The Company anticipates that, prior to opening a Unit, a Director of Operations will have been trained at one or more Rainforest Cafes for four to six months.

UNIT ECONOMICS

     For the twenty-six week period ended June 30, 1996, the Mall of America Unit generated revenues of $5.2 million, operating income of $1.0 million, or 20.1% of revenues, and cash flow of $1.3 million, or 24.3% of revenues. Cash flow represents the Unit's operating income before depreciation and amortization. Although cash flow should not be considered an alternative to operating income as an indicator of the Company's operating performance or an alternative to cash flow from operating activities as a measure of liquidity, cash flow is commonly used as an additional measure of operating profitability in the restaurant and certain other related industries. The 14,900 square foot Mall of America Unit was developed at a cost of approximately $3.9 million, including costs related to the expansion of its Restaurant and net of landlord contributions. For this same period, the Woodfield Mall Unit generated revenues of $6.7 million, operating income of $1.2 million or 18.5% of revenues (before amortization of pre-opening costs), and cash flow of $1.6 million, or 23.8% of revenues. This 23,000 square foot Unit was developed at a cost of approximately $5.9 million, net of landlord contributions. Additionally, the Company incurred approximately $630,000 in pre-opening costs and purchased approximately $320,000 of inventory in connection with the Woodfield opening. The Gurnee Mills Unit opened June 2, 1996 and had revenues for the remainder of the second quarter of $918,000, which may not be indicative of future results. This 20,000 square foot Unit was developed at a cost of approximately $4.0 million, net of landlord contributions. Additionally, the Company incurred approximately $550,000 in pre-opening costs and purchased approximately $300,000 of inventory in connection with the Gurnee Mills opening. The Walt Disney World Marketplace Unit opened July 25, 1996 and had revenues for the four weeks ended August 25, 1996 of $2.2 million, which may not be indicative of future results. This 30,000 square foot Unit was developed at an estimated cost of approximately $11.5 million, net of landlord contributions. Additionally, the Company estimates that it incurred approximately $1.1 million in pre-opening costs and purchased approximately $500,000 of inventory in connection with the Disney opening. The Company expects that most of its future Units will be between 18,000 to 23,000 square feet and cost between $4.0 and $6.0 million, net of anticipated landlord contributions. The Company expects that pre-opening and inventory costs at its future locations will be approximately $600,000 and $400,000, respectively. The Company also expects to open selected Units, such as its planned Units at the Trump Taj Mahal Casino and Hotel, the MGM Grand Hotel and Casino and Disney's Animal Kingdom, which may cost significantly more.

UNIT LOCATIONS

     The following table sets forth certain information about the Company's existing and planned Units:

                                                                                     DATE OPENED OR
                                                                  RESTAURANT            PLANNED
                 LOCATION                     SQUARE FOOTAGE        SEATS             TO BE OPENED
- -------------------------------------------   --------------      ----------      --------------------
Mall of America............................       14,900              295             October 1994
  Bloomington, MN
Woodfield Mall.............................       23,000              425             October 1995
  Schaumburg, IL
Gurnee Mills...............................       20,000              300              June 1996
  Gurnee, IL
Walt Disney World Marketplace..............       30,000              550              July 1996
  Orlando, FL
Tysons Corner Center I.....................       19,500              350         Fourth Quarter 1996
  McLean, VA
Sawgrass Mills.............................       20,000              350         Fourth Quarter 1996
  Ft. Lauderdale, FL
Palisades Center...........................       22,500              375         Second Quarter 1997
  West Nyack, NY
Trump Taj Mahal Casino and Hotel...........       36,000              500         Second Quarter 1997
  Atlantic City, NJ
Stratosphere...............................       17,000              300          Third Quarter 1997
  Las Vegas, NV
South Coast Plaza..........................       15,000              300          Third Quarter 1997
  Costa Mesa, CA
The Source.................................       20,000              375          Third Quarter 1997
  Westbury, Long Island, NY
MGM Grand Hotel and Casino.................       20,000              400         Fourth Quarter 1997
  Las Vegas, NV
Grapevine Mills............................       20,000              300         Fourth Quarter 1997
  Dallas, TX
Disney's Animal Kingdom....................       34,000              500         Second Quarter 1998
  Orlando, FL
Aventura Mall..............................       21,500              350         Second Quarter 1998
  Miami, FL
Cherry Creek Mall..........................       23,000              375          Third Quarter 1998
  Denver, CO

The Company has executed leases for all these planned Units, except for the MGM Grand Hotel and Casino and Aventura Mall Units with respect to which the Company is negotiating leases.

     The Company is currently negotiating an exclusive license agreement with ECE, the owner and operator of eight Hard Rock Cafes, five Planet Hollywoods and an Official All-Star Cafe in Mexico, under which ECE will develop seven Rainforest Cafes in Mexico over a ten year period. Pursuant to this agreement, the Company will receive a non-refundable development fee at the time of execution of the agreement, per Unit development fees, and license fees based on a percentage of gross sales. The Company anticipates that the first Rainforest Cafe to be opened under the ECE license agreement will be in Cancun in the second quarter of 1997. The Company is also negotiating an exclusive license agreement with Glendola, a wholly owned subsidiary of the Foundation Group, a London-based hotel and restaurant operator, under which Glendola will develop five Rainforest Cafes in the United Kingdom and Ireland over a ten year period. Pursuant to this agreement, the Company will have the option to purchase up to 20% of the equity interest in any Unit developed by Glendola, will receive per Unit development fees and will receive license fees based on a percentage of gross sales. The Company anticipates that the first Rainforest Cafe to be opened under this joint venture will be in London during the third quarter of 1997.

EXPANSION PLANS AND SITE SELECTION

     The Company is developing two additional Rainforest Cafes in 1996, seven during 1997, and six in 1998. See "-- Unit Locations." The Company is currently engaged in discussions with other landlords that have facilities which meet the Company's site selection criteria, including, in certain instances, landlords who have approached the Company.

     The Company's site selection strategy is to locate its Units in high profile, heavy traffic locations. A variety of factors are analyzed in the site selection process, including local market demographics, site visibility and projected Unit economics. By being in high profile, heavy traffic locations, the Company believes its Units appeal to both destination customers as well as passers-by who are drawn to its visually and audibly exciting environment. The Company believes that its format, as developed at its existing Units, can be utilized in a number of high traffic venues with favorable demographics such as shopping malls, entertainment centers and Disney theme parks.

     While most of the future Rainforest Cafes will be located in shopping malls or entertainment centers, the Walt Disney World Marketplace Unit is a stand-alone facility located near Orlando, Florida. Customers are able to enter the Walt Disney World Marketplace Unit without having to enter Disney's adjacent theme parks. Additionally, the Walt Disney World Marketplace Unit is visible from Disney's adjacent theme park. The Rainforest Cafe at Disney's Animal Kingdom, will also be a stand-alone facility and will be at the entrance of Disney's Animal Kingdom so patrons will pass the Rainforest Cafe upon entering and leaving the park. Disney's Animal Kingdom, scheduled to open in 1998, will be approximately five times larger than Disney's Magic Kingdom, and will feature live and simulated animal attractions. The 35,000 square foot, 500 seat Unit will be the only sit-down restaurant at Disney's Animal Kingdom. The Company is continuing discussions with Disney regarding opening Rainforest Cafes at other locations; however, no assurance can be given that other Disney sites will be developed. The Company's Disney leases provide, among other things, that the Company will not own, operate, develop or manage a restaurant: (i) within a 75 mile radius of Walt Disney World Marketplace or Disney's Animal Kingdom or (ii) in a theme park located anywhere in the world that is not affiliated with Disney or its affiliates. The Company also agreed that it would not open a Unit within 50 miles of current or future theme parks owned by Disney without giving Disney the right of first refusal with regard to such proposed Unit. The Company believes that it is currently in compliance with its contractual obligations to Disney.

     The Company's Trump Taj Mahal Casino and Hotel lease provides, among other things, that the Company will not operate a rainforest theme restaurant or retail store: (i) within a 70 mile radius of the Trump Taj Mahal Casino and Hotel or (ii) in the City of Philadelphia, Pennsylvania and its four contiguous counties (other than the King of Prussia Mall).

     Typical future locations are expected to be between 18,000 and 23,000 square feet and cost between $4.0 million and $6.0 million, net of anticipated landlord contributions. The Company expects to receive significant landlord contributions given what the Company believes is the increasing prominence and success of the Company's Units. In addition, the Company anticipates that it will incur approximately $600,000 in pre-opening costs and purchase approximately $400,000 of inventory in connection with the opening of future Units. There is no assurance, however, that additional facilities will be developed at such costs or that any additional Rainforest Cafes, if developed, would be profitable. The Company also expects to open selected Units, such as its planned Units at the Trump Taj Mahal Casino and Hotel, the MGM Grand Hotel and Casino and Disney's Animal Kingdom, which may cost significantly more.

RAINFOREST FEATURES

     To create a simulated rainforest environment, each Rainforest Cafe includes the following:

          Live Exotic Birds -- Rainforest Cafes display live exotic birds such as macaws and cockatoos in the Retail Village. The Company has curators specifically devoted to caring for the birds and for answering guest questions. When the exotic birds are not on display they are kept and maintained in a "habitat room."

          Aquariums -- Rainforest Cafes have large aquarium systems, including walk-through aquariums that contain several varieties of saltwater fish from locales such as Africa and South America. Aquariums range in size from 750 to 10,000 gallons and are placed throughout each Unit to maximize visibility to customers.

          Tropical Rainstorms and Waterfalls -- Simulated lightning and thunderstorms "sweep" across each Rainforest Cafe every 20 to 30 minutes. Rainforest Cafes also contain a mist system emanating from rock formations throughout the Unit and rain showers around the perimeter of the Restaurant. Other Rainforest Cafe features include cascading waterfalls, fountains and a ventilation system emitting a light floral aroma.

          Trees, Foliage and Animated Animals -- The ceiling level of the Restaurant and Retail Village of a Rainforest Cafe are intertwined with a "forest" of sculpted life-like banyan trees that creates a canopy of foliage over diners and shoppers. Each banyan tree is hand-sculpted for a very realistic presentation of its overgrown rooting system. The floor level of the Restaurant and Retail Village contains several rock formations, abundant foliage and jungle-like scenes. Interspersed throughout the facility are mechanical animals such as life-size crocodiles, elephants, gorillas, dolphins, snakes, butterflies and frogs.

          Educational Commitment -- The Company attempts to make each Rainforest Cafe an environmentally educational experience. The Rainforest Cafe's talking banyan tree gives environmental messages to help educate and entertain children. Each Rainforest Cafe has an on-site curator who educates customers, including school groups, on the tropical birds and the rainforest. The curator also makes presentations at schools.

RESTAURANT

     For the twenty-six week period ended June 30, 1996, approximately 80% of the Company's total revenues were derived from Restaurant sales. The Company believes that Rainforest Cafes enjoy a high level of repeat business and customer diversity because of the Company's commitment to providing high quality food and customer service in an exciting and entertaining environment. Features of the Restaurant are as follows:

          Menu -- The Company considers its extensive menu selection to be an important factor in the appeal of its Restaurant and, accordingly, continuous attention is devoted to the development of new menu items. The Restaurant features casual cuisine that caters to broad customer preferences. The menu presently offers several types of appetizers such as "Jungle Chowder," "Rainforest Pita Quesadillas" and "Caribbean Chicken Tenders." The menu also offers different types of pastas, sandwiches, salads, pizzas, burgers and full-platter entrees, such as "Rasta Pasta" (bow tie pasta tossed in a garlic cream sauce with grilled chicken, broccoli and pesto), "The Old Man and the Sea" (swordfish sauteed in cajun spices topped with corn and shrimp salsa), and "Rumble in the Jungle" (grilled pita bread stuffed with roasted turkey and Caesar salad). A children's menu and complete dessert selection are also available. Lunch and dinner entrees range in price from $7.95 to $15.95. The Restaurant's full-service bar, the "Mushroom Bar," features a number of customized alcoholic and non-alcoholic drinks, such as the "Don't Panic It's Organic" (carrot juice), the "Margarilla" (a margarita blended with orange sherbet) and the "Spotted Chocolate Monkey" (fresh banana-chocolate syrup, vanilla ice cream and banana liqueur). Alcoholic beverages are primarily served to complement meals and account for approximately 10% of total restaurant sales. The average check per person for the twenty-six week period ended June 30, 1996 was approximately $11.80. Portions are generous and significant attention is placed on presentation and the quality of preparation. Because the Unit's menu is not tied to any particular type of food or beverage, the

     Company can introduce and eliminate items based on local or current consumer trends without altering its rainforest theme. The Company endeavors to hire experienced chefs and invests substantial time training kitchen employees to maintain consistent food preparation.

          Decor -- Restaurant decor is divided into distinctive dining environments developed around the rainforest and other nature themes. Current themes include dolphins, gorillas, elephants, tropical fish and star gazing. Table decor complements the rainforest theme through the use of brilliantly-colored tablecloths and upholstery with patterns of animals and wildlife. In an effort to enhance the dining experience, attempts are made to maximize restaurant seating near aquariums, waterfalls, sculpted rock formations or one of the Restaurant's several banyan trees. An integral part of the Restaurant is the "Mushroom Bar," the "stem" of which consists of the bar with a "cap" extending over the customers. Seating at the bar is provided by customized stools designed to resemble the legs of wild animals.

          Staffing -- An important part of the Company's mission is to ensure that during each visit to a Rainforest Cafe, customers receive excellent service. To extend the adventure theme, Restaurant customers are greeted at the entrance by "tour guides", food servers are known as "safari guides" and the bartenders are known as "navigators." The "tour guides" at the front desk are trained to communicate, via headsets, with the "safari guides" who greet Restaurant customers and seat them at their tables. The Company believes that a customer's experience is enhanced by the attitude and attention of its personnel. Customer service is based on a team approach so that each customer is continually attended to, and employees go through extensive ongoing training to ensure consistent service.

RETAIL VILLAGE

     For the twenty-six week period ended June 30, 1996, approximately 20% of the Company's total revenues were derived from retail sales. In order to enter the Restaurant, all customers must pass through the Unit's Retail Village. The Retail Village offers over 4,000 SKUs and includes apparel and gifts with the Rainforest Cafe logo and other items with a rainforest theme such as toys and educational games. The Company has also developed eight proprietary Animal Characters, each with a distinct personality including Ozzie, a rascally orangutan; Rio, a colorful, tropical macaw; Tuki Makeeta, an imaginative baby elephant; Cha! Cha!, an adventuresome tree frog; Nile, a proud crocodile; Maya, a regal jaguar; Bamba, a gentle gorilla; and Iggy, a philosophical iguana. These Animal Characters are designed to appeal to a broad range of customers, thereby increasing retail sales and repeat business. The Company intends to utilize each Animal Character for clothing and gifts. Custom designed t-shirts and sweatshirts with colorful animals spelling out the "Rainforest Cafe" logo and Animal Characters are signature items. By offering items featuring the Rainforest Cafe logo and Animal Characters, the Company believes it is building "brand equity" in the Rainforest Cafe name that will allow it to attract more customers and to enhance its competitive retail position. The Retail Village also includes a large selection of colorful rocks, plush and animated toys and puppets, and educational and entertaining games and puzzles. Gift items and other artifacts suggesting the rainforest theme, including colorful animal figurines and prints, kitchen magnets, serving plates and other tableware, handmade wood products and other unique rainforest related home accessories, are also available. The Company varies approximately 30% of its retail items every 60 to 90 days, which management believes provides the Company with an increased opportunity to generate repeat customer sales. The Company is also increasing its commitment to private label products, which the Company expects will improve the Company's retail margins due to the lower cost of private label products.

OPERATIONS, MANAGEMENT AND EMPLOYEES

     The Company's ability to manage complex operations including high volume Restaurants and Retail Villages has been, and will continue to be, central to its overall success. The Company believes that its management must include skilled personnel at all levels, including senior corporate management, Directors of Operations, and other Unit employees. The Company's senior corporate management, including the Company's Chairman and Chief Executive Officer, Lyle Berman, and the Company's President and Chief Operating Officer, Martin O'Dowd, has significant restaurant and retail experience. The Company believes that Unit management is important for the profitability of each Rainforest Cafe and accordingly, places particular emphasis on recruiting Directors of Operations that have significant restaurant and management experience. The Company anticipates that, prior to opening a Unit, a Director of Operations will have been trained at one or more Rainforest Cafes for four to six months.

     The Company strives to maintain quality and consistency in each of its Units through the careful training and supervision of personnel and the establishment of, and adherence to, high standards relating to personnel performance, food and beverage preparation, and maintenance of facilities. All managers must complete a twelve-week training program during which they are instructed in areas such as food quality and preparation, customer service, and employee relations. New staff members participate in approximately three weeks of training under the close supervision of Company management. The Company has also prepared operations manuals relating to food and beverage quality and service standards. Management strives to instill enthusiasm and dedication in its employees, regularly solicits employee suggestions concerning Company operations and endeavors to be responsive to employees' concerns. In addition, the Company has extensive and varied programs designed to recognize and reward employees for superior performance. The Company believes that it has been able to attract high quality, experienced restaurant and retail management and personnel with its competitive compensation and bonus programs.

     In general, each Unit has between 250 and 400 employees, although staffing levels vary according to the size of the Unit. As of the date of this Prospectus, the Company had approximately 1,800 employees, including 40 employees at its corporate headquarters. The Company believes that its relationship with its employees is good.

PURCHASING

     The Company strives to obtain consistent quality items at competitive prices from reliable sources. In order to maximize operating efficiencies and to provide the freshest ingredients for its food products while obtaining the lowest possible prices for the required quality, each Restaurant's management team determines the daily quantities of food items needed and orders such quantities from major suppliers at prices often negotiated directly with the Company's corporate office. Food and supplies are shipped directly to the Units. The Company purchases perishable food products locally. The Company does not maintain a central food product warehouse or commissary. With respect to retail products, the Company maintains over 4,000 SKUs, which it purchases from several suppliers. The Company maintains a centralized warehouse for retail product distribution. The Company is committed to private label manufacturing which it believes will improve the Company's retail margins due to the lower cost of private label products. The Company has not experienced any significant delays in receiving restaurant or retail supplies and equipment. The Company is not dependent on any one supplier for its restaurant or retail goods.

MANAGEMENT INFORMATION SYSTEMS/ACCOUNTING

     The Company uses integrated management information systems that are designed to be utilized in future Units. These systems include a computerized point-of-sale system which facilitates the movement of customer food and beverage orders between the customer areas and kitchen operations, controls cash, handles credit card authorizations, keeps track of revenues on a per employee basis and provides management with revenue and inventory data. The Company's retail/bar coding system allows management to track inventory daily. The point-of-sale system is accessed by service personnel who are assigned individual identification keys and appropriate information is printed in the kitchen and bar areas which eliminates the need to read handwritten tickets. The point-of-sale system electronically transfers data nightly to Company headquarters. The Company also uses a computerized time management system which determines the time worked by each employee, allows management to gather data and schedule work hours, and produces payroll reports. Each Unit also uses computerized systems to control and gather data with respect to food, beverage, retail and supplies inventories.

     The Company's automated Unit-level point-of-sale, time management and inventory management systems provide data for posting directly to the Company's general ledger and to other accounting subsystems. The automated general ledger system provides various management reports comparing current and prior operating results as well as measuring performance against predetermined operating budgets. The results are reported to and reviewed with Company management by accounting personnel. Such reporting includes (i) weekly reports of revenues, cost of revenues and selected controllable Unit expenses, (ii) detailed monthly Unit performance reports of revenues and expenses and (iii) monthly reports of Unit-by-Unit and administrative expense performance.

MARKETING AND PROMOTION

     To date, the Company has primarily relied upon "word of mouth" advertising to attract customers to its Rainforest Cafes. The Company also utilizes limited outdoor billboards and distinctive exterior signage. The unique and dynamic environment of the Rainforest Cafe and its tropical bird habitat have resulted in a significant amount of unsolicited positive media publicity. Additionally, the Company has attempted to create equity in its "Rainforest Cafe" name by offering items featuring the Rainforest Cafe logo and Animal Characters. The Company employs at its open Units, and intends to employ at future Units, a Group Sales Manager who is responsible for promoting and arranging corporate and other group catering events at the Unit.

COMPETITION

     The restaurant and specialty retail businesses are highly competitive. In the restaurant industry, competition is based primarily upon price, service, food quality and location. There are numerous well-established competitors, including national, regional and local restaurant chains, possessing substantially greater financial, marketing, personnel and other resources than the Company. The Company also competes on a general basis with a large variety of national and regional restaurant operations, as well as with locally owned restaurants, diners, and other establishments that offer moderately priced food. The Company competes with other theme restaurants in the highly competitive and developing theme restaurant market. Other restaurants and companies utilize the rainforest or related themes. Additionally, the Company competes with a number of well-established specialty retailers possessing substantially greater financial, marketing, personnel and other resources than the Company. In the retail industry, competition is based primarily upon merchandise selection, price and customer service. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant and retail industries.

     The performance of individual Units may also be affected by factors such as traffic patterns, demographic considerations, and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs, and the availability of experienced management and hourly employees may also adversely affect the restaurant and retail industries in general and the Company's Units in particular. Restaurant and retail operating costs are further affected by increases in the minimum hourly wage, unemployment tax rates and similar matters over which the Company has no control.

REGULATION

     Restaurants are subject to licensing and regulation by state and local health, sanitation, safety, fire, and other authorities and are also subject to state and local licensing and regulation of the sale of alcoholic beverages and food. Additionally, businesses that maintain or sell animals are subject to additional levels of state and local health and sanitation regulations. Having tropical birds as part of the Rainforest Cafe concept requires the Company to adhere to stringent health codes that prohibit crossover between kitchen workers and animal handlers, and any exchange of air from the bird areas to the rest of the Unit. The Company overcame this problem at its existing Units by installing specially designed air exhaust hoods for the birds' perch area. Additionally, a separate waste disposal system is provided for the birds. Although, to date, the Company has satisfied animal-related licensing for its existing Units, no assurance can be given that the Company will be able to maintain such approvals or obtain such approvals at other locations. Difficulties or failure in obtaining required licenses and approvals will result in delays in, or cancellation of, the opening of Units. See "Risk Factors."

PROPERTIES

     The Company intends to lease the facilities for each of its Units. It has entered into long-term leases with respect to its existing Mall of America, Woodfield Mall, Gurnee Mills and Walt Disney World Units and its planned Units at Tysons Corner Center I, Sawgrass Mills, Palisades Center, Trump Taj Mahal Casino and

Hotel, Stratosphere, South Coast Plaza, The Source, Grapevine Mills, Disney's Animal Kingdom, and Cherry Creek Mall. The Company's leases with Disney are cancelable by the landlord at any time upon 60 days notice and payment by Disney of the Company's unamortized value of leasehold improvements at the Walt Disney World Unit or Disney's Animal Kingdom Units, respectively, and an amount equal to the net operating income generated by such Unit for the previous lease year. With regard to the Tysons Corner Center I and Cherry Creek Mall leases, in the event the Company fails to achieve specified gross sales by a certain date, the lease may be terminated by the landlords. The Company is currently negotiating leases with respect to its planned Units at the MGM Grand Hotel and Casino and the Aventura Mall.

     The Company's executive offices, including retail warehouse space, are located in Hopkins, Minnesota, under a lease which terminates in June 2000.

TRADEMARKS

     The Company's ability to implement successfully its Rainforest Cafe concept will depend in part on its ability to further establish "brand equity" through the use of its trademarks, service marks, trade dress and other proprietary intellectual property, including its name and logos, the Animal Characters and unique features of its rainforest theme decor. It is the Company's policy to seek to protect and to defend vigorously its rights to this intellectual property; any failure to do so could have a material adverse effect on the Company's operations.

     The Company's mark "A WILD PLACE TO SHOP AND EAT" is now a federally registered service mark for its restaurant and retail store services. Additionally, the Company has recently filed federal trademark applications for "RAINFOREST CAFE A WILD PLACE TO SHOP AND EAT" and the related design, which includes the Company's new logo, illustrating six of the Company's eight proprietary Animal Characters. These applications cover the Company's use of this mark on restaurant and associated retail services and a wide range of retail products. The PTO previously determined that the Company's original logo incorporating "RAINFOREST CAFE" was likely to be confused with another registered mark. The Company has since acquired the registered mark cited by the PTO and has filed a response in the PTO requesting that the refusal to register the Company's original logo be withdrawn in view of the Company's ownership of the potentially conflicting registered mark. The Company intends also to protect its proprietary Animal Characters by the filing of copyright applications and, in certain instances, trademark registration applications. There is no assurance, however, that any such registrations, including the registration of the name and logo, will be obtained.

     There is also no assurance that any of the Company's rights in any of its intellectual property will be enforceable, even if registered, against any prior users of similar intellectual property or competitors of the Company who seek to utilize similar intellectual property in areas where the Company operates or intends to conduct operations. The failure to enforce any of the Company's intellectual property rights could have the effect of reducing the Company's ability to capitalize on its efforts to establish brand equity. It is also possible that the Company will encounter claims from prior users of similar intellectual property in areas where the Company operates or intends to conduct operations, thereby limiting the Company's operations, and possibly causing the Company to pay damages to a prior user. In this regard, the Company has communicated with other businesses with respect to their use of a rainforest theme decor that may constitute infringement of, or that may be infringed upon by, the Company's trade dress.

LEGAL PROCEEDINGS

     The Company is not a party to any material litigation and is not aware of any threatened litigation that would have a material adverse effect on its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following sets forth certain information with respect to each person who is a director or executive officer of the Company:

                NAME                    AGE                        POSITION
- -------------------------------------   ---    ------------------------------------------------
Lyle Berman..........................   55     Chairman of the Board and Chief Executive
                                               Officer
Martin J. O'Dowd.....................   48     President, Chief Operating Officer, Secretary
                                               and Director
Steven W. Schussler..................   41     Executive Vice President-Development and
                                               Director
Ercu Ucan............................   40     Executive Vice President-Retail and Director
Mark S. Robinow......................   40     Chief Financial Officer
Gregory C. Carey.....................   44     Vice President-Operations
David W. Anderson....................   43     Director
Kenneth W. Brimmer...................   41     Director
David L. Rogers......................   53     Director
Joel N. Waller.......................   57     Director

     Mr. Berman has been Chairman of the Board and Chief Executive Officer of the Company since its inception in February 1994. Mr. Berman has been Chief Executive Officer and Chairman of the Board of Grand Casinos, Inc. and its predecessor since October 1990. Mr. Berman is also Chief Executive Officer and Chairman of the Board of Stratosphere Corporation, and a director of G-III Apparel Group Ltd., Innovative Gaming Corporation of America and New Horizon Kids Quest, Inc.

     Mr. O'Dowd has been President and Chief Operating Officer since May 1995 and has served as a director and Secretary since June 1995. From July 1987 to May 1995, Mr. O'Dowd was Corporate Director, Food & Beverage Services for Holiday Inn Worldwide. From August 1985 to July 1987, Mr. O'Dowd was Vice President and General Operations Manager for the Hard Rock Cafe in New York. Mr. O'Dowd is also a director of Elephant & Castle Group, Inc. and Famous Dave's of America, Inc., two companies involved in the restaurant business.

     Mr. Schussler has been Executive Vice President-Development of the Company since its inception and a director of the Company since January 1995. From 1983 to February 1992, Mr. Schussler was an officer of Juke Box Saturday Night of Minneapolis, Inc. ("JBSN"), a 1950's and 1960's theme restaurant and nightclub. JBSN filed for bankruptcy in January 1992.

     Mr. Ucan has been Executive Vice President-Retail of the Company since its inception and a director of the Company since January 1995. From September 1992 until December 1993, Mr. Ucan served as President of the Orjin Textile Group in Istanbul, Turkey, a garment factory employing approximately 150 persons. From January 1989 until August 1992, Mr. Ucan served as Director of Trend Merchandising and Director of Product Development for Wilsons.

     Mr. Robinow has been Chief Financial Officer since November 1995. From August 1993 to June 1995, Mr. Robinow served as Senior Vice President and Chief Financial Officer of Edina Realty, Inc., the country's fourth largest residential real estate brokerage company. From December 1986 to August 1993, Mr. Robinow served as Chief Financial Officer, Secretary and Treasurer of Ringer Corporation, a publicly held manufacturer of natural lawn and garden products for the consumer market. Mr. Robinow is a certified public accountant.

     Mr. Carey has been Vice President-Operations since August 1996. From May 1996 to August 1996, Mr. Carey served as Director of Operations at the Company's Walt Disney World Marketplace Unit. From June 1994 to May 1996, Mr. Carey served as Director of Operations at the Company's Mall of America Unit. From July 1989 to June 1994, Mr. Carey served as Senior General Manager at Restaurants Unlimited, Inc., an upscale restaurant operating company. From November 1987 to July 1989, Mr. Carey served as Regional Manager at General Mills Restaurants, Inc.

     Mr. Anderson has been a director of the Company since September 1995. Mr. Anderson has been a director and Executive Vice President of Grand Casinos, Inc. and its predecessor since October 1990. Mr. Anderson also is Chairman and Chief Executive Officer of Famous Dave's of America, Inc., a Minnesota-based barbeque restaurant company.

     Mr. Brimmer has been a director of the Company since August 1996. Mr. Brimmer has been employed by Grand Casinos, Inc. and its predecessor since October 1990 as Special Assistant to the Chairman and Chief Executive Officer, Lyle Berman. In addition, Mr. Brimmer served as Treasurer of the Company from September 5, 1995 until August 1996.

     Mr. Rogers has been a director of the Company since January 1995. Since November 1988, Mr. Rogers has been Executive Vice President and Chief Operating Officer of Wilsons Suede and Leather ("Wilsons"). Mr. Rogers held positions of increasing responsibility at Bermans Specialty Stores, Inc. from 1980 until November 1988, when Bermans was acquired by Wilsons. Mr. Rogers is a director of Grand Casinos, Inc.

     Mr. Waller has been a director of the Company since January 1995. Mr. Waller has been President of Wilsons since 1983 and Chairman of Wilsons since 1992. Mr. Waller is also a director of Grand Casinos, Inc. and Damark International, Inc.

     The Company's executive officers are appointed annually by the Company's directors. Each of the Company's directors continues to serve until his or her successor has been designated and qualified. Directors currently receive no fees for serving as directors. The Company has granted options to acquire an aggregate of 137,500 shares of the Common Stock at prices ranging from $3.40 to $24.65 per share to the Company's outside directors (the "Directors' Stock Options").

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has an Audit Committee comprised of Messrs. Rogers and Waller. The Audit Committee recommends to the Board of Directors the appointment of independent auditors, reviews and approves the scope of the annual audit of the Company's financial statements, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews and approves major accounting policies and significant internal accounting control procedures.

     The Board of Directors also has a Compensation Committee comprised of Messrs. Rogers and Waller. The Compensation Committee reviews and recommends compensation of officers and directors, administers stock option plans and reviews major personnel matters.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation earned by the Company's Chief Executive Officer and all executive officers who served in such capacities from February 3, 1994 (Inception) through December 31, 1995 (the "Named Executive Officers"):

                                                                                             LONG-TERM
                                                                                            COMPENSATION
                                                             ANNUAL COMPENSATION            ------------
                                                      ----------------------------------     SECURITIES
                                                      FISCAL                OTHER ANNUAL     UNDERLYING
            NAME AND PRINCIPAL POSITION                YEAR      SALARY     COMPENSATION      OPTIONS
- ---------------------------------------------------   ------    --------    ------------    ------------
Lyle Berman........................................    1994     $      0      $      0               0
  Chairman of the Board and Chief Executive Officer    1995            0             0               0
Martin J. O'Dowd...................................    1995       95,385(1)          0         300,000
  President and Chief Operating Officer
Steven W. Schussler................................    1994       21,153        66,308(2)            0
  Executive Vice President - Development               1995      110,769             0          75,000
Ercu Ucan..........................................    1994       41,857        59,231(2)      262,500(3)
  Executive Vice President - Retail                    1995      115,000             0          75,000
Mark S. Robinow....................................    1995        6,346(4)          0          90,000
  Chief Financial Officer

- -------------------------
(1) Mr. O'Dowd began his employment with the Company on May 15, 1995. Mr. O'Dowd's annual salary during 1995 was $160,000. Mr. O'Dowd's current annual salary is $175,000.

(2) Includes amounts paid to Messrs. Schussler and Ucan pursuant to consulting arrangements prior to each becoming employees of the Company.

(3) Options to purchase 262,500 shares of Common Stock at $.01 per share. Such options vest on a pro-rata basis over a three year period beginning February 3, 1995.

(4) Mr. Robinow began his employment with the Company on November 27, 1995. Mr. Robinow's annual salary during 1995 was $110,000. Mr. Robinow's current annual salary is $118,000.

STOCK OPTION GRANTS

     The following table sets forth certain information concerning the grant of stock options from February 3, 1994 (Inception) through December 31, 1995 to the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                     INDIVIDUAL GRANTS                            POTENTIAL REALIZABLE
                              ---------------------------------------------------------------   VALUE AT ASSUMED ANNUAL
                                                  PERCENT OF                                      RATES OF STOCK PRICE
                                 NUMBER OF       TOTAL OPTIONS                                  APPRECIATION FOR OPTION
                                SECURITIES        GRANTED TO      EXERCISE OR                           TERM(1)
                                UNDERLYING       EMPLOYEES IN     BASE PRICE     EXPIRATION     ------------------------
            NAME              OPTIONS GRANTED     FISCAL YEAR       ($/SH)          DATE            5%           10%
- ----------------------------- ---------------   ---------------   -----------   -------------   ----------   -----------
Lyle Berman..................          --               --%         $    --          --         $       --   $        --
Martin J. O'Dowd.............     300,000(2)          40.2             3.40          May 2005    8,277,160    12,323,840
Steven W. Schussler..........      75,000(3)          10.1             3.40        April 2005    2,044,290     3,080,960
Ercu Ucan....................      75,000(3)          10.1             3.40        April 2005    2,044,290     3,080,960
Mark S. Robinow..............      90,000(2)          12.1            13.60     November 2005    1,673,105     3,179,467

- -------------------------
(1) The Potential Realizable Value is the product of (a) the difference between
    (i) the product of the per share market price at the date of grant and the sum of 1 plus the assumed rate of appreciation of the Common Stock compounded annually over the term of the option and (ii) the per share exercise price of the option and (b) the number of shares of Common Stock underlying the option at December 31, 1995. These amounts represent certain assumed rates of appreciation only.

(2) All options were granted at a price equal to the fair market value of the Company's Common Stock on the date of grant. One-fifth of such options vested immediately and the balance vest on a pro-rata basis over a four year period beginning the first anniversary of the date of grant.

(3) All options were granted at a price equal to the fair market value of the Company's Common Stock on the date of grant. Options become exercisable in three equal annual increments beginning on the first anniversary of the date of grant.

     The following table sets forth certain information concerning unexercised stock options held by the Named Executive Officers as of December 31, 1995. No options were exercised by the executive officers named in the Summary Compensation Table during fiscal 1995.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1995
                       AND FISCAL YEAR-END OPTION VALUES

                                           NUMBER OF SECURITIES                  VALUE OF UNEXERCISED
                                          UNDERLYING UNEXERCISED                IN-THE-MONEY OPTIONS AT
                                        OPTIONS AT FISCAL YEAR END                  FISCAL YEAR END
                                      -------------------------------       -------------------------------
                NAME                  EXERCISABLE       UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
- ------------------------------------  -----------       -------------       -----------       -------------
Lyle Berman.........................         --                 --          $        --        $        --
Martin O'Dowd.......................     60,000            240,000            1,205,000          4,820,000
Steven W. Schussler.................          0             75,000                    0          1,506,250
Ercu Ucan...........................     87,499            250,000            1,757,282          5,020,843
Mark S. Robinow.....................     18,000             72,000              361,500          1,446,000

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Stock Option and Compensation Committee (the "Compensation Committee") consists of Messrs. Rogers and Waller.

EMPLOYMENT AGREEMENTS

     In February 1995, the Company entered into a three-year employment agreement with Steven W. Schussler pursuant to which Mr. Schussler serves the Company as Executive Vice President-Development. Mr. Schussler currently receives an annual base salary of $140,000 and has the opportunity to earn performance-related bonuses, including stock options issued pursuant to the Company's 1995 Stock Option and Compensation Plan. Pursuant to such agreement, Mr. Schussler may not disclose confidential information about the Company and has agreed not to compete with the Company for a one-year period after any termination of employment. Mr. Schussler may terminate his employment upon 30 days' written notice to the Board of Directors. If Mr. Schussler is terminated by the Company without "good cause," Mr. Schussler is entitled to receive his base salary and benefits for 12 months.

     In April 1995, the Company entered into a two-year employment agreement with Martin J. O'Dowd pursuant to which Mr. O'Dowd serves as President and Chief Operating Officer. Mr. O'Dowd currently receives an annual base salary of $175,000, with a discretionary bonus of up to 20% of such annual salary ($35,000, with a minimum guaranteed bonus of $15,000). Mr. O'Dowd was also granted options to purchase 300,000 shares of Common Stock, vesting over a four-year period, and exercisable at $3.40 per share. Pursuant to such agreement, Mr. O'Dowd may not disclose any confidential information about the Company and has agreed not to compete with the Company for a one-year period after termination of employment. Mr. O'Dowd may terminate his employment upon 30 days' written notice to the Board of Directors. If Mr. O'Dowd is terminated by the Company without "good cause," Mr. O'Dowd is entitled to receive his base salary for six months.

STOCK OPTION AND COMPENSATION PLAN

     The Company's 1995 Stock Option and Compensation Plan (the "Plan") has 1,500,000 shares reserved for issuance, of which options to acquire 1,121,500 shares have been granted as of the date of this Prospectus. Stock options, stock appreciation rights, restricted stock, other stock and cash awards may be granted under the Plan. The Plan is administered by the Compensation Committee which has the discretion to determine the number and purchase price of shares subject to stock options, the term of each option, and the time or times during its term when the option becomes exercisable. Under the Plan, the Company has granted options to purchase 75,000 shares of Common Stock to each of Messrs. Schussler and Ucan and options to purchase 300,000 shares of Common Stock to Mr. O'Dowd. The exercise price of such options is $3.40 per share and, with the exception of options granted to Mr. O'Dowd, such options will vest on a pro-rata basis on the first, second and third anniversaries of the date of grant. With respect to Mr. O'Dowd, one-fifth of such options vested immediately and the balance vest on a pro-rata basis over a four-year period beginning on the first anniversary of the grant date and will terminate in 10 years; provided, however, that if Mr. O'Dowd's employment is terminated at any time prior to May 15, 1997, an aggregate of 180,000 of such options shall immediately vest. As of the date of this Prospectus, Mr. O'Dowd has exercised options with respect to 12,000 shares. The Company has granted to Mark S. Robinow options to purchase 90,000 shares of Common Stock. These options have an exercise price of $13.60 and one-fifth of such options vested immediately and the balance vest over a four year period beginning on the first anniversary of the grant date.

1996 EMPLOYEE STOCK PURCHASE PLAN

     On May 21, 1996 the shareholders of the Company approved the 1996 Employee Stock Purchase Plan (the "1996 Employee Plan"). The Board of Directors believes that the ownership of the Company's Common Stock by employees is a desirable and useful means to strengthen further the interests of the employees and the future success of the Company.

     Subject to certain exceptions set forth in the 1996 Employee Plan, each regular, full-time employee (including officers and employee Directors but not including non-employee Directors or holders of five percent or more of the total combined voting power or volume of all classes of stock of the Company) of the Company who has been continuously employed for at least three months is eligible to participate in the 1996 Employee Plan. In order to participate in the 1996 Employee Plan, an eligible employee must execute and deliver to the Company certain authorization forms directing a payroll deduction of a specified whole percentage of his or her gross earnings. Such percentage may not be less than two percent nor more than fifteen percent of such gross earnings. The maximum dollar value of shares that a participating employee may purchase per year under the Plan is $25,000. The 1996 Employee Plan commenced on July 1, 1996 and is administered by the Compensation Committee and an agent (the "Agent") designated by the Compensation Committee. Members of the Compensation Committee are subject to removal by the Board of Directors. The Compensation Committee may adopt, amend and rescind rules and regulations not inconsistent with the 1996 Employee Plan. The Agent will provide each Participant with a periodic statement showing the cash withheld and invested, purchase price per share and shares purchased.

     The Board of Directors may terminate the 1996 Employee Plan at any time. Any such termination will not impair any purchase rights which were granted prior to such termination. Unless sooner terminated, the 1996 Employee Plan will terminate when the maximum number of shares covered by the 1996 Employee Plan has been purchased. The Board may also amend the 1996 Employee Plan from time to time in any respect in order to meet changes and legal requirements or for any other reasons. The total number of shares of Common Stock that may be subject to options issued pursuant to the 1996 Employee Plan is 225,000.

                              CERTAIN TRANSACTIONS

     Prior to the Company's IPO, the Company owed Steven W. Schussler, Executive Vice President-Development and a director of the Company, approximately $370,000 for Mr. Schussler's costs in developing the Rainforest Cafe concept, and for certain items of inventory, equipment and live birds purchased by the Company from Mr. Schussler. The Company repaid Mr. Schussler such amount, less $10,000, representing an amount he owed to the Company, out of the proceeds of the IPO. Pursuant to a personal loan from Lyle Berman to Mr. Schussler, Mr. Schussler had pledged 750,000 shares of the Company's Common Stock beneficially owned by him to Mr. Berman. Mr. Schussler repaid such loan and obtained the release of his pledged shares of the Company's Common Stock immediately following the closing of the IPO. Mr. Schussler has also agreed to indemnify the Company against any and all potential claims made against the Company for actions allegedly taken by Mr. Schussler prior to the Company's incorporation.

     During a private placement of the Company's Common Stock in March 1994, the Company entered into a loan commitment agreement with Lyle Berman, Chairman and Chief Executive Officer of the Company, pursuant to which Mr. Berman agreed to loan the Company the difference between the maximum amount intended to be raised pursuant to such private placement ($1,500,000) and the amount actually raised. Pursuant to this agreement, Mr. Berman loaned the Company $865,500 for which he received 574,125 shares of the Company's Common Stock and promissory notes for such aggregate principal amount. In connection with the IPO, Mr. Berman converted his notes into shares of Common Stock. Prior to the IPO, the Company also borrowed $100,000 for working capital purposes and for expansion of Restaurant seating at the Mall of America Unit. Such loan was repaid with the proceeds of the IPO.

     From February 3, 1994 (Inception) through October 1, 1995, the Company paid an aggregate of approximately $183,000 to Grand Media and Electronics Distributing, Inc. ("Grand Media") for consulting fees and purchases of certain media and computer equipment. Grand Media is a Minnesota corporation wholly owned by Grand Casinos, Inc., of which Mr. Berman is Chairman and Chief Executive Officer. There is no written agreement between the Company and Grand Media.

     The Company has entered into a lease to develop and open a Rainforest Cafe at Stratosphere in Las Vegas, Nevada. Lyle Berman is Chairman of the Board and Chief Executive Officer of each of the Company, Stratosphere Corporation and Grand Casinos, Inc. Grand Casinos, Inc. owns a controlling interest in Stratosphere Corporation. Stratosphere Corporation is currently exploring various financial restructuring alternatives and such restructuring could delay the scheduled opening or otherwise negatively impact the results of operations at this Unit and the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with regard to the beneficial ownership of the shares of the Company's Common Stock as of the date of this Prospectus by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director and executive officer of the Company, (iii) all executive officers and directors as a group and (iv) each selling shareholder. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares of Common Stock set forth opposite their respective names. Unless otherwise indicated, the address of 5% shareholders, directors and executive officers is 720 South Fifth Street, Hopkins, Minnesota 55343.

                                                     SHARES                                  SHARES
                                               BENEFICIALLY OWNED                      BENEFICIALLY OWNED
                                             PRIOR TO THE OFFERING     SHARES TO       AFTER THE OFFERING
                                             ----------------------    BE SOLD IN    ----------------------
          NAME OF BENEFICIAL OWNER            NUMBER     PERCENTAGE   THE OFFERING    NUMBER     PERCENTAGE
- -------------------------------------------- ---------   ----------   ------------   ---------   ----------
Lyle Berman(1).............................. 1,194,687       8.6%              0     1,194,687       7.4%
Martin J. O'Dowd(2).........................    63,000         *               0        63,000         *
Steven W. Schussler(3)......................   720,999       5.2%         50,000       670,999       4.1%
Ercu Ucan(4)................................   199,998       1.4%              0       199,998       1.2%
Mark S. Robinow(5)..........................    18,000         *               0        18,000         *
Gregory C. Carey(6).........................       700         *               0           700         *
David W. Anderson(7)........................   318,750       2.3%         50,000       268,750       1.7%
Kenneth W. Brimmer(8).......................    52,500         *               0        52,500         *
David L. Rogers(9)..........................    42,499         *               0        42,499         *
Joel N. Waller(10)..........................    55,624         *               0        55,624         *
Neil I. Sell, as sole trustee of four
  irrevocable trusts for the benefit of Lyle
  Berman's children(11).....................   600,000       4.3%        100,000       500,000       3.1%
All directors and executive officers as a
  group (10 persons)........................ 2,666,757      18.7%        100,000     2,566,757      15.5%

- -------------------------
  *  Less than 1%.

 (1) Does not include an aggregate of 90,375 shares of Common Stock owned by Mr. Berman's adult children and father. The address of such reporting person is 13705 First Avenue North, Plymouth, Minnesota 55441.

 (2) Shares not outstanding but deemed beneficially owned by virtue of Mr. O'Dowd's right to acquire such shares within 60 days. Does not include 225,000 shares of Common Stock issuable upon exercise of options granted to Mr. O'Dowd.

 (3) Includes 999 shares not outstanding but deemed beneficially owned by virtue of Mr. Schussler's right to acquire such shares within 60 days. Does not include 50,001 shares of Common Stock issuable upon exercise of options granted to Mr. Schussler.

 (4) Shares not outstanding but deemed beneficially owned by virtue of Mr. Ucan's right to acquire such shares within 60 days. Does not include 137,502 shares of Common Stock issuable upon exercise of options granted to Mr. Ucan.

 (5) Shares not outstanding but deemed beneficially owned by virtue of Mr. Robinow's right to acquire such shares within 60 days. Does not include 72,000 shares of Common Stock issuable upon exercise of options granted to Mr. Robinow.

 (6) Shares owned by Mr. Carey's minor children. Does not include 40,000 shares of Common Stock issuable upon exercise of options granted to Mr. Carey.

 (7) Does not include 37,500 shares of Common Stock issuable upon exercise of options granted to Mr. Anderson.

 (8) Does not include 25,000 shares of Common Stock issuable upon exercise of options granted to Mr. Brimmer.

 (9) Does not include 25,000 shares of Common Stock issuable upon exercise of options granted to Mr. Rogers.

(10) Mr. Waller has disclaimed beneficial ownership of 1,400 shares owned by Mr. Waller's mother and spouse. Does not include 25,000 shares of Common Stock issuable upon exercise of options granted to Mr. Waller.

(11) Mr. Sell has disclaimed beneficial ownership of such shares. The address of such reporting person is 3300 Norwest Center, Minneapolis, Minnesota 55402.

                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 50,000,000 undesignated shares, no par value per share in the case of Common Stock, and a par value as determined by the Board of Directors in the case of Preferred Stock.

     Prior to this offering, there were 13,937,555 shares of Common Stock issued and outstanding and 1,448,745 shares reserved for issuance upon exercise of outstanding options and warrants. The rights of holders of the shares of Common Stock may become subject in the future to prior and superior rights and preferences in the event the Board of Directors establishes one or more additional classes of Common Stock, or one or more series of Preferred Stock. The Board of Directors has no present plan to establish any such additional class or series. See "Risk Factors -- Effect of Certain Anti-Takeover Provisions." Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefore, and to share ratably in the assets of the Company available upon liquidation.

     Each share of Common Stock is entitled to one vote for all purposes. Accordingly, the holders of more than fifty percent of all of the outstanding shares of Common Stock can elect all of the directors. Significant corporate transactions such as mergers, sales of assets and dissolution or liquidation require approval by the affirmative vote of the majority of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of Common Stock normally require the affirmative vote of a majority of the shares present or represented by proxy at the particular shareholders' meeting. The Company's directors and officers, together with trusts for certain of their children, as a group beneficially own approximately 23.0% of the outstanding Common Stock of the Company. Upon completion of this Offering, such persons will beneficially own approximately 18.6% of the outstanding shares (18.2% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders." Accordingly, such persons will continue to be able to substantially control the Company's affairs, including, without limitation, the sale of equity or debt securities of the Company, the appointment of officers, the determination of officers' compensation and the determination whether to cause a registration statement to be filed.

                          TRANSFER AGENT AND REGISTRAR

     Norwest Bank Minnesota, N.A., is the transfer agent and registrar for the Common Stock.

                            REPORTS TO SHAREHOLDERS

     The Company will furnish to its shareholders annual reports containing audited financial statements and quarterly reports containing unaudited financial information.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                               NUMBER
                                    UNDERWRITER                               OF SHARES
        -------------------------------------------------------------------   ---------
        Montgomery Securities..............................................
        Dain Bosworth Incorporated.........................................
        Donaldson, Lufkin & Jenrette Securities Corporation................
        Ladenburg, Thalmann & Co. Inc......................................
                                                                              ---------
             Total.........................................................   2,500,000
                                                                              =========

     The Underwriters have advised the Company and the Selling Shareholders that they propose initially to offer the Common Stock directly to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow
to selected dealers a concession of not more than $     per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not in
excess of $     per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters have advised the Company and the Selling Shareholders that they intend to make a market in the Common Stock after the effective date of this offering.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     All of the Company's executive officers, directors and certain selected shareholders have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Montgomery Securities, directly or indirectly offer to sell, sell or otherwise dispose of any shares of Common Stock or any rights to acquire such shares. In addition, the Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Montgomery Securities, offer, sell, issue, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with its Common Stock or other equity securities (other than pursuant to outstanding stock options disclosed in this Prospectus).

     The Underwriters have informed the Company that they do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the offering.

     Certain of the Underwriters that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the

Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6A under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters engaged in passive market making generally from entering a bid or effecting purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the securities to be distributed.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being sold in this offering will be passed upon for the Company by Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership ("Maslon"), Minneapolis, Minnesota. Neil I. Sell, a partner of Maslon, is deemed to be the beneficial owner of 600,000 shares of Common Stock as sole trustee for the benefit of Lyle Berman's children, 100,000 of which shares are being sold pursuant to this offering. Mr. Sell has disclaimed beneficial ownership of all shares beneficially owned as trustee. Certain legal matters in connection with the sale of the shares of Common Stock by the Selling Shareholders offered hereby will also be passed upon for the Selling Shareholders by Maslon. Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, Los Angeles, California.

                                    EXPERTS

     The financial statements as of December 31, 1995 and for the year then ended included herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements as of January 1, 1995 and for the period from February 3, 1994 (inception) through January 1, 1995 included herein have been audited by Lund Koehler Cox & Company, PLLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     On November 10, 1995, the Company, with the approval of its Board of Directors and Audit Committee, engaged Arthur Andersen LLP as the independent public accountants for Rainforest Cafe. Prior to the engagement of Arthur Andersen LLP, Lund Koehler Cox & Company, PLLP had served as the independent public accountants for the Company. The report prepared by Lund Koehler Cox & Company, PLLP as of January 1, 1995 and for the periods February 3, 1994 (Inception) through January 1, 1995 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty of audit scope or accounting principles. In connection with the audits as of January 1, 1995, and through November 10, 1995, there were no disagreements with Lund Koehler Cox & Company, PLLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Lund Koehler Cox & Company, PLLP, would have caused Lund Koehler Cox & Company, PLLP to make reference to the subject matter of the disagreements in its reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statement and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 14th Floor, Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is traded on the Nasdaq National Market. The foregoing material also should be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has also filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                             RAINFOREST CAFE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Reports of Independent Public Accountants............................................    F-2
Balance Sheets as of January 1, 1995 and December 31, 1995...........................    F-4
Statements of Operations for the Period from February 3, 1994 (Inception) Through
  January 1, 1995 and for the Year Ended December 31, 1995...........................    F-5
Statements of Shareholders' Equity for the Period from February 3, 1994 (Inception)
  Through January 1, 1995 and for the Year Ended December 31, 1995...................    F-6
Statements of Cash Flows for the Period from February 3, 1994 (Inception) Through
  January 1, 1995 and for the Year Ended December 31, 1995...........................    F-7
Notes to Financial Statements -- December 31, 1995...................................    F-8
Balance Sheets as of December 31, 1995 and June 30, 1996 (unaudited).................   F-13
Statements of Operations for the Twenty-Six Weeks Ended July 2, 1995 and June 30,
  1996 (unaudited)...................................................................   F-14
Statements of Cash Flows for the Twenty-Six Weeks Ended July 2, 1995 and June 30,
  1996 (unaudited)...................................................................   F-15
Notes to Financial Statements -- June 30, 1996 (unaudited)...........................   F-16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Rainforest Cafe, Inc.:

     We have audited the accompanying balance sheet of Rainforest Cafe, Inc. (a Minnesota corporation) as of December 31, 1995, and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainforest Cafe, Inc. as of January 1, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 9, 1996 (except for Note 8,
as to which the date is July 1, 1996)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Rainforest Cafe, Inc.:

     We have audited the accompanying balance sheet of Rainforest Cafe, Inc. (a Minnesota corporation) as of January 1, 1995, and the related statements of operations, shareholders' equity and cash flows for the period from February 3, 1994 (inception) through January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainforest Cafe, Inc. as of January 1, 1995, and the results of its operations and its cash flows for the period from February 3, 1994 (inception) through January 1, 1995, in conformity with generally accepted accounting principles.

                                          LUND KOEHLER COX & COMPANY, PLLP

Minneapolis, Minnesota,
February 17, 1995

                             RAINFOREST CAFE, INC.

                                 BALANCE SHEETS

                                                                      JANUARY 1,     DECEMBER 31,
                                                                         1995            1995
                                                                      -----------    ------------
                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................................   $   465,967    $ 16,323,178
  Accounts receivable and other....................................       105,493       1,447,610
  Inventories......................................................       439,957       1,075,857
  Preopening expenses..............................................            --         514,636
                                                                      -----------     -----------
       Total current assets........................................     1,011,417      19,361,281
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET................     2,825,346      11,847,675
                                                                      -----------     -----------
                                                                      $ 3,836,763    $ 31,208,956
                                                                      ===========     ===========
               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.................................................   $   890,079    $  3,213,330
  Accrued expenses --
     Payroll and payroll taxes.....................................        94,152         288,758
     Other.........................................................       178,726         368,849
  Current portion of long-term debt................................       315,500              --
                                                                      -----------     -----------
       Total current liabilities...................................     1,478,457       3,870,937
                                                                      -----------     -----------
LONG-TERM DEBT TO SHAREHOLDERS.....................................     1,632,125              --
  Less -- Unamortized discount.....................................    (1,239,317)             --
  Less -- Current portion..........................................      (315,500)             --
DEFERRED RENT......................................................       487,500         982,638
                                                                      -----------     -----------
       Long-term debt to shareholders, net.........................       564,808         982,638
                                                                      -----------     -----------
       Total liabilities...........................................     2,043,265       4,853,575
                                                                      -----------     -----------
COMMITMENTS AND CONTINGENCIES (Note 6)
SHAREHOLDERS' EQUITY:
  Common stock, no par value, 50,000,000 shares authorized;
     3,840,900 and 9,484,347 shares issued and outstanding.........     3,421,550      27,867,419
  Accumulated deficit..............................................    (1,628,052)     (1,512,038)
                                                                      -----------     -----------
       Total shareholders' equity..................................     1,793,498      26,355,381
                                                                      -----------     -----------
                                                                      $ 3,836,763    $ 31,208,956
                                                                      ===========     ===========

      The accompanying notes are an integral part of these balance sheets.

                             RAINFOREST CAFE, INC.

                            STATEMENTS OF OPERATIONS

                                                                FEBRUARY 3, 1994
                                                                  (INCEPTION)
                                                                    THROUGH             YEAR ENDED
                                                                JANUARY 1, 1995      DECEMBER 31, 1995
                                                                ----------------     -----------------
REVENUES:
  Restaurant sales...........................................     $  1,336,731          $ 9,978,739
  Retail sales...............................................          729,180            3,471,902
                                                                   -----------          -----------
     Total revenues..........................................        2,065,911           13,450,641
                                                                   -----------          -----------
COSTS AND EXPENSES:
  Food and beverage costs....................................          450,043            2,777,754
  Cost of retail goods sold..................................          393,102            1,548,373
  Restaurant operating expenses..............................          769,073            5,365,882
  Retail operating expenses..................................          403,314            1,003,206
  Depreciation and amortization..............................           69,750              475,226
  Preopening amortization....................................               --              114,246
                                                                   -----------          -----------
     Total costs and expenses................................        2,085,282           11,284,687
                                                                   -----------          -----------
RESTAURANT AND RETAIL OPERATING INCOME.......................          (19,371)           2,165,954
                                                                   -----------          -----------
OTHER EXPENSES:
  General, administrative and development....................        1,354,474            1,264,918
  Interest income............................................           (3,023)            (496,255)
  Interest expense, including amortization of loan
     discount................................................          257,230              228,149
                                                                   -----------          -----------
     Total other expenses....................................        1,608,681              996,812
                                                                   -----------          -----------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM.....       (1,628,052)           1,169,142
PROVISION FOR INCOME TAXES...................................               --                   --
                                                                   -----------          -----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM......................       (1,628,052)           1,169,142
EXTRAORDINARY ITEM:
  Extinguishment of debt.....................................               --            1,053,128
                                                                   -----------          -----------
     Net income (loss).......................................     $ (1,628,052)         $   116,014
                                                                   ===========          ===========
NET INCOME (LOSS) PER COMMON SHARE:
  Earnings (loss) before extraordinary item..................           $(0.46)              $ 0.16
  Extraordinary item.........................................               --                (0.14)
                                                                   -----------          -----------
  Net income (loss) per common share.........................           $(0.46)              $ 0.02
                                                                   ===========          ===========
WEIGHTED AVERAGE SHARES OUTSTANDING..........................        3,543,134            7,312,379
                                                                   ===========          ===========

   The accompanying notes are an integral part of these financial statements.

                             RAINFOREST CAFE, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                     COMMON STOCK
                                               ------------------------    ACCUMULATED
                                                SHARES        AMOUNT         DEFICIT         TOTAL
                                               ---------    -----------    -----------    -----------
BALANCE, February 3, 1994 (inception).......          --    $        --    $        --    $        --
  Issuance of common stock for $0 to
     $.95 per share.........................   2,362,500      1,000,050             --      1,000,050
  Issuance of common stock for $1.67 per
     share, net of offering costs of
     $42,500................................     606,900        969,000             --        969,000
  Issuance of common stock in connection
     with issuance of debt..................     871,500      1,452,500             --      1,452,500
  Net loss..................................          --             --     (1,628,052)    (1,628,052)
                                               ---------    -----------    -----------    -----------
BALANCE, January 1, 1995....................   3,840,900      3,421,550     (1,628,052)     1,793,498
  Conversion of debt to common stock at
     $2.67 per share........................     458,437      1,222,500             --      1,222,500
  Initial public offering...................   2,587,500      9,025,286             --      9,025,286
  Common stock issued upon exercise of
     warrants...............................   2,585,010     14,198,000             --     14,198,000
  Stock options exercised...................      12,500             83             --             83
  Net income................................          --             --        116,014        116,014
                                               ---------    -----------    -----------    -----------
BALANCE, December 31, 1995..................   9,484,347    $27,867,419    $(1,512,038)   $26,355,381
                                               =========    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                             RAINFOREST CAFE, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 FEBRUARY 3, 1994
                                                                   (INCEPTION)
                                                                     THROUGH           YEAR ENDED
                                                                 JANUARY 1, 1995    DECEMBER 31, 1995
                                                                 ----------------   -----------------
OPERATING ACTIVITIES:
  Net income (loss)............................................    $ (1,628,052)       $   116,014
  Adjustments to reconcile net loss to cash flows provided by
     (used in) operating activities --
       Depreciation and amortization...........................          71,750            719,873
       Amortization of long-term debt discount.................         213,183            186,189
       Loss on extinguishment of debt..........................              --          1,053,128
       Expenses paid with note payable.........................         279,725                 --
       Change in operating assets and liabilities --
          Accounts receivable and other........................        (105,493)          (942,117)
          Inventories..........................................        (439,957)          (635,900)
          Preopening expenses..................................              --           (629,000)
          Accounts payable.....................................         890,079          2,323,251
          Accrued expenses.....................................         272,878            384,729
                                                                   ------------       ------------
          Net cash provided by (used in) operating
            activities.........................................        (445,887)         2,576,167
                                                                   ------------       ------------
INVESTING ACTIVITIES:
  Purchases of furniture, equipment and leasehold improvements,
     net.......................................................      (2,319,196)        (9,532,700)
                                                                   ------------       ------------
FINANCING ACTIVITIES:
  Proceeds from the issuance of debt to shareholders...........       1,262,000            100,000
  Payments on long-term debt to shareholders...................              --           (509,625)
  Proceeds from the sale of common stock, net..................       1,969,050          9,025,286
  Proceeds from the exercise of warrants, net..................              --         14,198,000
  Proceeds from stock options exercised........................              --                 83
                                                                   ------------       ------------
          Net cash provided by financing activities............       3,231,050         22,813,744
                                                                   ------------       ------------
INCREASE IN CASH AND CASH EQUIVALENTS..........................         465,967         15,857,211
CASH AND CASH EQUIVALENTS, beginning of period.................              --            465,967
                                                                   ------------       ------------
CASH AND CASH EQUIVALENTS, ending of period....................    $    465,967        $16,323,178
                                                                   ============       ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the period for --
       Interest................................................    $         --        $    85,922
       Income taxes............................................              --                 --
     Noncash investing and financing activities --
       Deferred rent from tenant allowances....................         500,000            400,000
       Conversion of debt to common stock......................              --          1,222,500
       Common stock issued in connection with debt.............       1,452,500                 --
       Decoration and birds purchased with note payable........          90,400                 --

   The accompanying notes are an integral part of these financial statements.

                             RAINFOREST CAFE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                     JANUARY 1, 1995 AND DECEMBER 31, 1995

(1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF BUSINESS -- Rainforest Cafe, Inc. (the Company) was incorporated in the state of Minnesota on February 3, 1994. The Company currently owns and operates two Rainforest Cafe restaurant and retail stores. One unit is in the Mall of America (the Mall of America Unit) in Bloomington, Minnesota, a suburb of Minneapolis, and opened to the general public on October 3, 1994. Prior to the opening of this unit, the Company was in the development stage. The second unit opened in the Woodfield Mall (the Woodfield Mall Unit) in Schaumburg, Illinois, a suburb of Chicago, on October 20, 1995.

     FISCAL YEAR -- The Company has adopted a 52-/53-week accounting period ending on the Sunday nearest December 31 of each year. The Company's year ended December 31, 1995 contained 52 weeks.

     CASH AND CASH EQUIVALENTS -- The Company includes as cash equivalents all highly liquid investments with original maturities of three months or less when purchased, which are recorded at the lower of cost or market. At December 31, 1995, certain marketable securities, consisting of a money market fund and a government securities fund, carried at market value, were recorded as cash equivalents in the accompanying balance sheet.

     INVENTORIES -- Inventories consist primarily of retail goods for resale and food and beverages used in restaurant operations and are recorded at the lower of cost (average cost) or market value. Inventories consisted of the following at:

                                                                   JANUARY 1,    DECEMBER 31,
                                                                      1995           1995
                                                                   ----------    ------------
        Food and beverage.......................................    $  13,543     $   87,418
        Retail goods............................................      426,414        988,439
                                                                     --------     ----------
                                                                    $ 439,957     $1,075,857
                                                                     ========     ==========

     PREOPENING EXPENSES -- It is the Company's policy to capitalize the direct and incremental costs associated with opening a new unit, which consist primarily of hiring and training the initial work force, mock service and other direct costs. These costs are amortized over the 11 months of each unit's operations beginning in the first full month of operation, if the recoverability of such costs can be reasonably assured. Expenses incurred prior to opening the Mall of America Unit were charged to operations when incurred due to the developmental nature of the first unit.

     PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS -- Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations when incurred. Furniture, fixtures and equipment are depreciated using the straight-line method over their estimated useful lives of 5 to 15 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease term.

                             RAINFOREST CAFE, INC.

Property and equipment consisted of the following at:

                                                                       JANUARY 1,    DECEMBER 31,
                                                                          1995           1995
                                                                       ----------    ------------
Live birds..........................................................   $   30,000    $     30,000
Furniture, fixtures and equipment -- office.........................       39,221         379,897
Furniture, fixtures and equipment -- retail and restaurant..........      939,192       2,990,586
Leasehold improvements -- office....................................       25,231          36,523
Leasehold improvements -- retail and restaurant.....................    1,863,452       7,130,073
Construction in progress............................................           --       1,824,516
                                                                       ----------     -----------
                                                                        2,897,096      12,391,595
Accumulated depreciation and amortization...........................      (71,750)       (543,920)
                                                                       ----------     -----------
                                                                       $2,825,346    $ 11,847,675
                                                                       ==========     ===========

     LONG-TERM DEBT DISCOUNT -- The Company amortized long-term debt discounts over the life of the related debt using a method which approximated the interest method.

     NET INCOME (LOSS) PER COMMON SHARE -- Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and dilutive common equivalent shares assumed to be outstanding during each period. Common equivalent shares consist of dilutive options and warrants to purchase common stock. However, pursuant to rules of the Securities and Exchange Commission, the calculation also includes equity securities, including options and warrants, issued within one year of an initial public offering with an issue price less than the initial public offering price, even if the effect is antidilutive. The treasury stock method was used in determining the dilutive effect of such issuances.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate outcomes could differ from those estimates.

     RECENTLY ISSUED ACCOUNTING STANDARD -- During 1995, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), which establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill either to be held or disposed of. The adoption of SFAS No. 121 had no impact on the Company's financial position or results of operations.

(2) RELATED-PARTY TRANSACTIONS

     DUE TO OFFICER AND SHAREHOLDER -- Due to officer and shareholder consisted of amounts for development costs and certain items of inventory, equipment and live birds purchased by the Company from the officer. The total due as of January 1, 1995 was $370,125 and was repaid during the year ended December 31, 1995 (see Note 3).

     PROMISSORY NOTES ISSUED TO OFFICER AND SHAREHOLDER -- Certain of the promissory notes discussed at Note 3 were issued to an officer and shareholder of the Company. Of the total amount due under the promissory notes, $865,500 was due to this officer and shareholder as of January 1, 1995, and was repaid during the year ended December 31, 1995.

     PURCHASES OF EQUIPMENT AND SERVICES -- During the period from February 3, 1994 (inception) through January 1, 1995 and the year ended December 31, 1995, the Company purchased approximately $66,000 and

                             RAINFOREST CAFE, INC.

$117,000, respectively, of equipment, consulting and other services from Grand Media and Electronics Distributing, Inc. (Grand Media). The Company's Chief Executive Officer is the Chairman and Chief Executive Officer of Grand Media's parent company.

(3) LONG-TERM DEBT TO SHAREHOLDERS

     DUE TO OFFICER AND SHAREHOLDER -- The amount due under this obligation was $370,125 at January 1, 1995. Interest accrued at an annual rate of 6% and the obligation was repaid during the year ended December 31, 1995.

     PROMISSORY NOTES TO SHAREHOLDERS -- The aggregate amount of promissory notes to shareholders was $1,262,000 at January 1, 1995. Interest accrued at the annual rate of 9.25% and was paid quarterly commencing December 31, 1994. In addition, the Company issued to shareholders 871,500 shares of common stock valued at $1,452,500 ($1.67 per share), which was recorded as a long-term debt discount and amortized over the life of the debt, creating an effective interest rate of approximately 84%.

     On April 7, 1995, the holders of $1,222,500 of promissory notes made an irrevocable election, effective upon the effective date of an initial public offering, to convert their notes into shares of the Company's common stock at a conversion price of $2.67 per share. The Company recorded the conversion as an extinguishment of debt, which resulted in an extraordinary charge to earnings of $1,053,128 at the date of conversion.

(4) SHAREHOLDERS' EQUITY

     ORIGINAL ISSUANCES -- At the inception and during the development of the Company, 2,362,500 shares of common stock were issued for consideration ranging from $0 to $.95 per share.

     PRIVATE PLACEMENT -- The Company sold 606,900 shares of common stock at $1.67 per share in a private placement during 1994. This private placement provided the Company $969,000 in net proceeds.

     DEBT ISSUANCE -- In connection with the issuance of certain promissory notes (see Note 3), the Company issued 871,500 shares (valued at $1.67 per share) of common stock to the noteholders.

     INITIAL PUBLIC STOCK OFFERING -- On April 7, 1995, the Securities and Exchange Commission declared effective a Registration Statement relating to the initial public offering of 2,587,500 units at an offering price of $4.00 per unit, including 337,500 units from the exercise of the underwriters' overallotment option which occurred in May 1995. Each unit consisted of one share of common stock and one Redeemable Class A Warrant. The Company received net proceeds of $9,025,286 after the payment of $1,324,714 in related underwriting discount and offering costs.

     EXERCISE OF WARRANTS -- In August 1995, the holders of 2,585,010 of the Redeemable Class A Warrants (the Warrants) discussed above exercised the Warrants at an exercise price of $5.50. A total of 2,490 warrants were not exercised, and the Company redeemed these 2,490 warrants at $.01 per warrant. The Company received net proceeds of $14,198,000 after the payment of $19,556 in related costs.

(5) STOCK OPTIONS

     STOCK OPTION AND COMPENSATION PLAN -- The Company has adopted a Stock Option and Compensation Plan (the Plan), pursuant to which options and other awards to acquire an aggregate of 750,000 shares of the Company's common stock may be granted to full-time employees of the Company. Stock options, stock appreciation rights, restricted stock, other stock and cash awards may be granted under the Plan.

     The Plan is administered by a stock option committee which has the discretion to determine the number and purchase price of shares subject to stock options, which may not be below 85% of the fair market value of

                             RAINFOREST CAFE, INC.

the common stock on the date granted, the term of each option, and the time or times during its term when the option becomes exercisable. During the year ended December 31, 1995, 729,000 options were granted at prices of $3.40 and $13.60 per share.

     During 1995, 1,500 options were canceled and no options expired and, as of December 31, 1995, 60,000 options were exercisable.

     OTHER STOCK OPTIONS -- As of its inception (February 3, 1994), the Company granted options to acquire an aggregate of 300,000 shares of common stock with an exercise price of $.01 per share to two of its employees. Of the options granted, 262,500 are to an employee who is an officer and director of the Company. These options vest on a pro rata basis on the first, second and third anniversaries of the grant and are exercisable for a period of ten years from the date of grant. As of December 31, 1995, 12,500 of these options had been exercised and 87,500 options were exercisable, and no options were canceled during the year ended December 31, 1995.

     During the year ended December 31, 1995, the Company granted options to acquire an aggregate of 75,000 shares of common stock with an exercise price of $3.40 per share to two of its outside directors. These options vest on a pro rata basis over three years and are exercisable for a period of ten years from the date of grant. No options were canceled or expired during the year ended December 31, 1995 and, as of December 31, 1995, no options were exercisable.

     WARRANTS -- In connection with its initial public offering on April 7, 1995, the Company issued a warrant to the underwriters to purchase 225,000 shares of common stock at $4.80 per share. The warrant becomes exercisable on April 7, 1996 and is exercisable until April 2000.

(6) COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES -- The Company has entered into various operating leases for its existing and future units which typically have an initial lease term of ten years with an option for renewal. All of these leases contain provisions for contingent rentals based on a percentage of gross revenues, as defined, and contain renewal options and provisions for payments of real estate taxes, insurance and common area costs. In addition, certain of the leases provide for tenant inducements and rent abatement.

     Total rent expense, including common area costs, real estate taxes and percentage rent, was $260,000 and $793,000 for the period from February 3, 1994 (inception) and for the year ended December 31, 1995 through January 1, 1995, respectively.

     Future minimum rental payments (including six units which are not yet open and excluding percentage rents) are as follows:

        Fiscal year 1996.................................................   $ 1,885,000
        Fiscal year 1997.................................................     6,409,000
        Fiscal year 1998.................................................     6,409,000
        Fiscal year 1999.................................................     6,409,000
        Fiscal year 2000.................................................     6,381,000
        Thereafter.......................................................    35,830,000
                                                                            -----------
             Total.......................................................   $63,323,000
                                                                            ===========

     EMPLOYMENT AGREEMENTS -- The Company entered into employment agreements with two of its officers which require the payment of annual compensation of $120,000 and $160,000 per year for up to three years and include bonus provisions. If terminated by the Company during this period, the employees are entitled to up to one year's base compensation.

                             RAINFOREST CAFE, INC.

(7) INCOME TAXES

     Deferred income taxes are provided for differences between the financial reporting basis and tax basis of the Company's assets and liabilities at currently enacted tax rates. As of December 31, 1995, the Company has recorded a full valuation allowance against the net deferred tax asset due to the uncertainty of realizing the related benefits. The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                                                 JANUARY 1,    DECEMBER 31,
                                                                    1995           1995
                                                                 ----------    ------------
        Preopening costs.......................................  $   38,000     $ (191,000)
        Accelerated depreciation...............................     (29,000)       (49,000)
        Landlord inducements...................................          --        175,000
        Net operating loss carryforwards.......................     560,000        139,000
        Other..................................................      13,000         27,000
        Valuation allowance....................................    (582,000)      (101,000)
                                                                  ---------      ---------
             Net deferred taxes................................  $       --     $       --
                                                                  =========      =========

     The reduction in the valuation allowance was due primarily to the utilization of net operating loss carryforwards during 1995. As of December 31, 1995, the Company had net operating loss carryforwards of approximately $350,000, which, if not used, will expire in 2009.

(8) SUBSEQUENT EVENT

     On January 16, 1996, the Securities and Exchange Commission declared effective a Registration Statement relating to the public offering of 4,140,000 shares of common stock at an offering price of $19.00 per share, including 540,000 shares of common stock from the exercise of the underwriters' overallotment option, which occurred in late January 1996. The Company received net proceeds of $73.6 million after the payment of approximately $5.1 million in related underwriting discount and offering costs. The proceeds from the offering will be used to finance the development of additional facilities and for working capital.

     On May 21, 1996, the Company's Board of Directors approved a three-for-two stock split in the form of a fifty percent stock dividend which has been retroactively reflected in the accompanying financial statements.

                             RAINFOREST CAFE, INC.

                                 BALANCE SHEETS

                                                                                       JUNE 30,
                                                                                         1996
                                                                     DECEMBER 31,    ------------
                                                                         1995
                                                                     ------------    (UNAUDITED)
                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................................   $ 16,323,178    $ 76,593,268
  Accounts receivable and other...................................      1,447,610       2,628,811
  Inventories.....................................................      1,075,857       1,474,510
  Preopening expenses.............................................        514,636       1,738,755
                                                                      -----------    ------------
       Total current assets.......................................     19,361,281      82,435,344
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET...............     11,847,675      32,550,872
                                                                      -----------    ------------
                                                                     $ 31,208,956    $114,986,216
                                                                      ===========    ============
               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable................................................   $  3,213,330    $  7,140,322
  Accrued expenses --
     Payroll and payroll taxes....................................        288,758         164,194
     Other........................................................        368,849         943,181
                                                                      -----------    ------------
       Total current liabilities..................................      3,870,937       8,247,697
DEFERRED RENT.....................................................        982,638       3,536,704
                                                                      -----------    ------------
       Total liabilities..........................................      4,853,575      11,784,401
                                                                      -----------    ------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, no par value, 50,000,000 shares authorized;
     9,484,347 and 13,937,055 shares issued and outstanding.......     27,867,419     103,332,572
  Accumulated deficit.............................................     (1,512,038)       (130,757)
                                                                      -----------    ------------
       Total shareholders' equity.................................     26,355,381     103,201,815
                                                                      -----------    ------------
                                                                     $ 31,208,956    $114,986,216
                                                                      ===========    ============

      The accompanying notes are an integral part of these balance sheets.

                             RAINFOREST CAFE, INC.

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                        TWENTY-SIX WEEKS ENDED
                                                                      --------------------------
                                                                        JULY 2,       JUNE 30,
                                                                         1995           1996
                                                                      -----------    -----------
REVENUES:
  Restaurant sales.................................................   $ 3,311,642    $10,312,041
  Retail sales.....................................................     1,182,330      2,502,320
                                                                      -----------    -----------
     Total revenues................................................     4,493,972     12,814,361
                                                                      -----------    -----------
COSTS AND EXPENSES:
  Food and beverage costs..........................................       958,104      2,624,228
  Cost of retail goods sold........................................       587,130      1,137,451
  Restaurant operating expenses....................................     1,839,420      5,097,875
  Retail operating expenses........................................       339,376        831,929
  Depreciation and amortization....................................       154,130        604,879
  Preopening amortization..........................................            --        341,738
                                                                      -----------    -----------
     Total costs and expenses......................................     3,878,160     10,638,100
                                                                      -----------    -----------
     Restaurant and retail operating income........................       615,812      2,176,261
                                                                      -----------    -----------
OTHER EXPENSES
  General, administrative and development..........................       477,349      1,981,723
  Interest income..................................................       (91,596)    (1,936,743)
  Interest expense, including amortization of loan discount........       228,149             --
                                                                      -----------    -----------
     Total other expenses..........................................       613,902         44,980
                                                                      -----------    -----------
Income before income taxes and extraordinary item..................         1,910      2,131,281
Provision for income taxes.........................................            --        750,000
                                                                      -----------    -----------
Income before extraordinary item...................................         1,910      1,381,281
EXTRAORDINARY ITEM.................................................     1,053,128             --
                                                                      -----------    -----------
     Net income (loss).............................................   $(1,051,218)   $ 1,381,281
                                                                      ===========    ===========
                                                                            $0.00          $0.10
Net income per common share before extraordinary item..............   ===========    ===========
Net income (loss) per common share.................................        $(0.14)         $0.10
                                                                      ===========    ===========
                                                                        7,630,308     14,026,655
WEIGHTED AVERAGE SHARES OUTSTANDING................................   ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                             RAINFOREST CAFE, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                      TWENTY-SIX WEEKS ENDED
                                                                   -----------------------------
                                                                   JULY 2, 1995    JUNE 30, 1996
                                                                   ------------    -------------
OPERATING ACTIVITIES:
  Net income (loss)..............................................  $(1,051,218)    $   1,381,281
  Adjustments to reconcile net income (loss) to cash flows
     provided by (used in) operating activities --
       Depreciation and amortization.............................      158,535         1,147,994
       Amortization of long-term debt discount...................      186,189                --
       Extinguishment of debt -- long-term debt discount.........    1,053,128                --
       Loss on sale of equipment.................................        1,763                --
       Change in operating assets and liabilities --
          Accounts receivable and other..........................     (349,855)         (658,534)
          Inventories............................................       60,508          (398,653)
          Preopening expenses....................................           --        (1,542,885)
          Accounts payable.......................................      526,476         3,926,992
          Accrued expenses.......................................      (37,976)        1,093,816
                                                                   -----------      ------------
       Net cash provided by operating activities.................      547,550         4,950,011
                                                                   -----------      ------------
INVESTING ACTIVITIES:
  Proceeds from sale of equipment................................        4,500                --
  Purchases of property, equipment and leasehold improvements,
     net.........................................................   (1,647,285)      (21,728,359)
                                                                   -----------      ------------
       Net cash used in financing activities.....................   (1,642,785)      (21,728,359)
                                                                   -----------      ------------
FINANCING ACTIVITIES:
  Payments on long-term debt to stockholders.....................     (509,625)               --
  Proceeds from the issuance of debt to shareholders.............      100,000                --
  Proceeds from the sale of common stock, net....................    9,025,286        73,550,734
  Proceeds from stock options exercised..........................           --           267,464
  Proceeds from warrants exercised...............................           --         1,002,907
  Tenant allowances collected....................................           --         2,227,333
                                                                   -----------      ------------
       Net cash provided by financing activities.................    8,615,661        77,048,438
                                                                   -----------      ------------
INCREASE IN CASH AND CASH EQUIVALENTS............................    7,520,426        60,270,090
CASH AND CASH EQUIVALENTS, beginning of period...................      465,967        16,323,178
                                                                   -----------      ------------
CASH AND CASH EQUIVALENTS, ending of period......................  $ 7,986,393     $  76,593,268
                                                                   ===========      ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for --
     Interest....................................................  $    85,922     $          --
     Income taxes................................................           --            45,000
  Noncash investing and financing activities --
     Conversion of debt to common stock..........................      169,372                --

  These accompanying notes are an integral part of these financial statements.

                             RAINFOREST CAFE, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                 JUNE 30, 1996
                                  (UNAUDITED)

(1) BASIS OF FINANCIAL STATEMENT PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although management believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these interim condensed financial statements be read in conjunction with the Company's most recent audited financial statements and notes thereto. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented have been made. Operating results for the twenty-six weeks ended June 30, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending December 29, 1996.

(2) COMPLETED STOCK OFFERING AND STOCK SPLIT

     In January 1996, the Company completed a secondary offering of 4,140,000 shares of common stock at an offering price of $19.00 per share, including 540,000 shares from the exercise of the Underwriters' overallotment option. The Company received net proceeds of approximately $73.6 million after the payment of approximately $5.1 million in related underwriting discount and offering costs. On May 21, 1996, the Company's Board of Directors approved a three-for-two stock split in the form of a fifty percent stock dividend. The stock split has been retroactively reflected in the accompanying financial statements and disclosures.

(3) INCOME (LOSS) PER COMMON SHARE

     Income (loss) per common share is based on the weighted average number of common shares outstanding during each period. However, pursuant to certain rules of the Securities and Exchange Commission, the calculations for the twenty-six week period ended July 2, 1995 also includes equity securities, including options and warrants, issued within one year of an initial public offering with an issue price less than the initial public offering price, even if the effect is anti-dilutive. The treasury stock approach was used in determining the dilutive effect of such issuances. Common stock equivalents (other than those issued within one year of an initial public offering with an issue price less than the initial public offering price) including options and warrants are assumed to be exercised or converted into common shares at the beginning of each period unless the aggregate effect of such inclusion is anti-dilutive. Primary and fully diluted income (loss) per share are the same.

(4) INCOME TAXES

     As of December 31, 1995, the Company had a net operating loss carryforward of approximately $350,000 which, if not used, would have expired in 2009. At June 30, 1996, the net operating loss carryforward was exhausted and the Company recorded a provision for federal and state income taxes of $750,000.

             ------------------------------------------------------
             ------------------------------------------------------

     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction in which such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                        Page
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   6
Use of Proceeds........................  11
Price Range of Common Stock............  11
Dividend Policy........................  11
Capitalization.........................  12
Selected Financial Data................  13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  14
Business...............................  20
Management.............................  29
Certain Transactions...................  34
Principal and Selling Shareholders.....  36
Description of Securities..............  37
Transfer Agent and Registrar...........  37
Reports to Shareholders................  37
Underwriting...........................  38
Legal Matters..........................  39
Experts................................  39
Additional Information.................  40
Index to Financial Statements.......... F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                2,500,000 SHARES

                                RAINFOREST LOGO

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------
                             MONTGOMERY SECURITIES
                                 DAIN BOSWORTH
                                  INCORPORATED
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                         LADENBURG, THALMANN & CO. INC.

                                           , 1996

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the shares of Common Stock registered hereby and the shares of Common Stock registered on Form S-1, Registration No. 33-99836 and included pursuant to Rule 429 under the Securities Act of 1933, other than underwriting discounts and fees, are set forth in the following table:

        SEC registration fee...............................................   $ 26,395
        NASD filing fee....................................................      7,754
        Nasdaq listing fee.................................................      7,500
        Legal fees and expenses............................................    125,000
        Accounting fees and expenses.......................................     75,000
        Blue Sky fees and expenses.........................................     20,000
        Transfer agent fees and expenses...................................     10,000
        Printing and engraving expenses....................................    125,000
        Miscellaneous......................................................      3,351
                                                                              --------
             Total:........................................................   $400,000
                                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

     As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law. The Underwriting Agreement contains provisions under which the Company, on the one hand, and the Underwriters, on the other hand, have agreed to indemnify each other (including officers and directors of the Company and the Underwriters, and any person who may be deemed to control the Company or the Underwriters) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In connection with the initial capitalization of the Company during various dates in February and March 1994, the Company sold an aggregate 1,575,000 shares of Common Stock to certain "Accredited Investors" as defined in Regulation D of the Securities Act of 1933, as amended (the "Securities Act"), for a total aggregate consideration of $1,000,050. No underwriter was involved in such offering. The Company believes that each and every such sale of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act.

     On May 31, 1994, the Company sold an aggregate of 394,600 shares of Common Stock to certain Accredited Investors (as defined in Regulation D of the Securities Act) for a total aggregate consideration of $986,500. In connection with such transaction, the Company paid $30,500 in commissions to Marche Securities, Inc., placement agent for such offering. On October 12, 1994, the Company sold 10,000 shares of Common Stock to an Accredited Investor for a total aggregate consideration of $25,000. Pursuant to Rule 502 of Regulation D of the Securities Act, such sale of securities is integrated with the private placement relating to the May 31, 1994 sale. The Company believes that each and every such sale of such securities was exempt from registration pursuant to Rules 505 and 506 of Regulation D of the Securities Act.

     In August, September and October of 1994, the Company sold to certain existing shareholders of the Company an aggregate of 581,000 shares of Common Stock and an aggregate principal amount of $1,262,000 of promissory notes for a total aggregate consideration of $1,262,000. No underwriter was involved in such offering. The Company believes that each and every such sale of such securities was exempt from registration pursuant to Rules 505 and 506 of Regulation D of the Securities Act.

     On April 7, 1995, the Company converted an aggregate of $1,222,500 principal amount of promissory notes into 305,625 shares of Common Stock at a conversion price of $4.00 per share. No underwriter was involved in such offering. The Company believes that each and every such sale of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act.

     The foregoing share amounts and share prices have not been adjusted to give effect to the Company's 3-2 stock split effective July 1, 1996.

ITEM 16. EXHIBITS.

NUMBER                                        DESCRIPTION
- -------   ------------------------------------------------------------------------------------
  1.1     Form of Underwriting Agreement.(2)
  3.1     Articles of Incorporation, as amended.(1)
  3.2     By-laws.(1)
  5       Opinion of Maslon Edelman Borman & Brand, a Professional Limited Liability
          Partnership.(2)
 10.1     Lease Agreement by and between Mall of America, Inc. and the Company dated
          March 31, 1994.(1)
 10.2     Lease Agreement by and between the Company and Woodfield Mall dated April 1995.(3)
 10.3     Lease Agreement by and between the Company and Walt Disney World dated
          September 6, 1995.(4)
 10.4     Company's 1995 Stock Option and Compensation Plan.(1)
 10.5     Employment Agreement dated February 1, 1995 by and between the Company and Steven W.
          Schussler.(1)
 10.6     Employment Agreement dated April 6, 1995 by and between the Company and Martin J.
          O'Dowd.(1)
 10.7     Indemnification Agreement dated April 6, 1995 by and between the Company and Steven
          Schussler.(1)
 10.8     Form of Director Stock Option Agreement dated April 7, 1995.(1)
 10.9     Form of Escrow Agreement dated April 7, 1995 by and among the Company, the
          Commissioner of Commerce of the State of Minnesota, Lyle Berman, Steve Schussler,
          Ercu Ucan, David Rogers and Joel Waller.(1)

NUMBER                                        DESCRIPTION
- -------   ------------------------------------------------------------------------------------
 10.10    Lease Agreement by and between the Company and Trump Taj Mahal Associates dated
          December 6, 1995.(4)
 21.      Subsidiaries of Company.
 23.1     Consent of Maslon Edelman Borman & Brand, a Professional Limited Liability
          Partnership.(2)
 23.2     Consent of Lund Koehler Cox & Company, PLLP.
 23.3     Consent of Arthur Andersen LLP.
 25.1     Powers of Attorney. (Included on page II-4)

- -------------------------
(1) Previously filed with Registration Statement on Form SB-2, File No.
    33-89256C.

(2) To be filed by amendment.

(3) Previously filed as an exhibit to the Company's Form 10-QSB for the quarter ended April 2, 1995.

(4) Previously filed with Registration Statement on Form S-1, File No. 33-99836.

ITEM 17. UNDERTAKINGS.

     The undersigned Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (3) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (4) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on August 26, 1996.

                                          RAINFOREST CAFE, INC.
                                            Registrant

                                          By:
                                            /s/ MARTIN J. O'DOWD

                                            ------------------------------------
                                            NAME: MARTIN J. O'DOWD
                                            TITLE: PRESIDENT

                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark S. Robinow and Kenneth W. Brimmer, each or either of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 26th day of August, 1996 by the following persons in the capacities indicated:

                  SIGNATURE                                         TITLE
- ---------------------------------------------   ----------------------------------------------
               /s/ LYLE BERMAN                  Chairman of the Board, Chief Executive
- ---------------------------------------------     Officer, and Secretary (executive officer)
                 Lyle Berman
           /s/ STEVEN W. SCHUSSLER              Executive Vice President and Director
- ---------------------------------------------
             Steven W. Schussler
            /s/ MARTIN J. O'DOWD                President, Chief Operating Officer and
- ---------------------------------------------     Director
              Martin J. O'Dowd
                /s/ ERCU UCAN                   Executive Vice President and Director
- ---------------------------------------------
                  Ercu Ucan
            /s/ DAVID W. ANDERSON               Director
- ---------------------------------------------
              David W. Anderson
           /s/ KENNETH W. BRIMMER               Director
- ---------------------------------------------
             Kenneth W. Brimmer
             /s/ DAVID L. ROGERS                Director
- ---------------------------------------------
               David L. Rogers
             /s/ JOEL N. WALLER                 Director
- ---------------------------------------------
               Joel N. Waller
             /s/ MARK S. ROBINOW                Chief Financial Officer (financial officer and
- ---------------------------------------------     accounting officer)
               Mark S. Robinow

                                    EXHIBITS

NUMBER                                     DESCRIPTION                                     PAGE
- ------    ------------------------------------------------------------------------------   ----
 21.      Subsidiaries of Company
 23.2     Consent of Lund Koehler Cox & Company, PLLP
 23.3     Consent of Arthur Andersen LLP.